22



06017088

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omron Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

SEP 2 8 2006

THOMSON FINANCIAL

FILE NO. 82- 01170 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 9/25/06

Annual Report 2006

Year ended March 31, 2006

OMRON

Sensing tomorrow™



PROFILE

The Omron Group creates and provides innovative devices and solutions in a broad range of fields including industry, society and lifestyle, through the use of its core competences of "sensing and control" to extract essential data from all manner of events. At the same time, it is strongly conscious of contributing to the building of a better society through its business activities.

Along with being a turning point in our long-term management plan "Grand Design 2010 (GD2010)", fiscal 2005 saw us set new records for sales and profits. In fiscal 2006, we will aim to accomplish the goals of the 2nd Stage of GD2010 (fiscal 2004 – fiscal 2007), changing gears for structural reform to put us on the offensive, and accelerating investment to build foundations for future growth.



Discrete Information on
People's Intention and Thoughts
People's Biometric Data
Environmental Information
Discrete Information on
People and Things
Location of People and Things
Sensing
&
Control
Industry
Society
Lifestyle



Sustainability Report 2006
For information on Omron's sustainability initiatives, please refer to "Sustainability Report 2006", a report on social and environmental activities to our stakeholders, including employees, clients and customers, shareholders, and the regional community.
http://www.omron.com/corporate/csr/



Financial Fact Book 2006
For financial data from the past 10 years, please refer to "Fact Book 2006".
http://www.omron.com/ir/ir_factbook.html

A Caution Concerning Forward-Looking Statements
Statements in this annual report with respect to Omron's plans, strategies and benefits, as well as other statements that are not historical facts, are forward-looking statements involving risks and uncertainties. Important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in Omron's markets, which are primarily Japan, North America, Europe, Asia-Pacific and China; demand for, and competitive pricing pressure on, Omron's products and services in the marketplace; Omron's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.

Definition of Terms
All references to "Omron" and "the Company" herein are to Omron Corporation; references to "the Omron Group" and "the Group" refer to Omron Corporation and consolidated subsidiaries and affiliates.

PRODUCING WIN-WIN OUTCOMES FOR ALL STAKEHOLDERS

Contents

OMRON IS STEADILY PROGRESSING TOWARDS THE ESTABLISHMENT OF FOUNDATIONS FOR SUSTAINABLE GROWTH

LONG-TERM MAXIMIZATION OF CORPORATE VALUE

In 2001, we established our long-term management plan "Grand Design 2010 (GD2010)" which has as its main goal the long-term maximization of corporate value and indicates the direction to be pursued over the ten-year period from 2001. Furthermore, GD2010 is divided into three stages or medium-term management plans, each with its own theme. Currently, in the 2nd Stage, we are working under the theme of "Balancing Growth & Earnings" with the goal of "Doubling Total Business Value".


1st Stage
2nd Stage
3rd Stage
Theme
Establishing a Profit Structure
Balancing Growth & Earnings
Achieving a Growth Structure
FY 2001
FY 2004
FY 2007
FY 2010
Target
ROE 10%
Doubling Total Business Value

Maintaining ROE above 10%

ROE of 10% is indispensable if we are to compete globally. At the same time, we see it as a baseline for continuing business operations while making effective use of capital markets. In the 1st Stage, we achieved our goal of maintaining ROE of 10%, and we are carrying out further reforms to build a business structure that can keep this level.

The Goal of the 2nd Stage: Doubling Total Business Value

Under GD2010, we are aiming to become a corporation from which future growth, in the form of the long-term expansion of earnings based on a clear vision, can be expected. We are aiming for "Corporate Value-focused Management" which is highly rated in the capital market. To achieve these goals, we have defined corporate value as an estimate of present value, formed by using capital cost to discount the future free cash flow expected by the business units, for use as an internal management indicator, and are working to maximize corporate value. In particular, in the 2nd Stage of GD2010, where the pivotal role is shifted to investment for growth, the doubling of total business value (compared to levels in fiscal 2003) based on this internal definition, is our newest goal, and we are raising the level of corporate value in both existing and growth business areas.


ROE
(%)
15
10
5
0
-5
-10
-5.1
0.2
10.2
10.4
10.7
01
02
03
04
05 (FY)


Doubling Total Business Value
(Billions of yen)
1,200
1,000
800
600
400
200
0
600
130
720
210
730
240
870
250
950
New Tech Fields
Existing Businesses
03
04
05
06 Plan
07 (FY) Target

Increased Sales and Profits for the Fourth Consecutive Period

We have established sales of more than ¥750 billion and operating income of greater than ¥75 billion for fiscal 2007 as management indicators to achieve the latest 2nd Stage goal of doubling total corporate value. In fiscal 2005, there was the extraordinary factor* of a gain recorded on the return of pension assets to the government, but along with the fact that sales and profits increased for the fourth consecutive period, operating income and net income both established new highs, and we were able to take another step closer to realizing our latest goal for the 2nd Stage.

Corporate Performance


Net sales (left axis)
Operating income (right axis)
Operating income margin (right axis)
(Billions of yen)
800
600
400
200
0
(Billions of yen)
(%)
12
9
80
6
40
3
0
0
95
96
97
98
99
00
01
02
03
04
05
06
Plan
07 (FY)
Target
1st Stage
2nd Stage
3rd Stage

Restructuring of Business Segments

1) In order to establish pillars of business in the IAB, we are, above all, promoting the expansion of the ECB and AEC segments.

2) In Greater China—which stands out as a major consumer—we are focusing on expanding sales where major manufacturers are building plants.

Management Restructuring

In order to build a robust earnings structure, we are continuously working on business efficiency, and are aiming to achieve an SG&A expense ratio of 22% by fiscal 2007.

Sales Breakdown by Segment


IAB
SSB
ECB
HCB
AEC
Other
(%)
100
80
60
40
20
0
9.4
6.6
23.9
21.8
38.3
9.2
7.6
24.0
9.5
15.2
34.5
6.5
7.9
21.8
11.1
14.8
37.8
4.2
8.0
23.3
10.1
15.2
39.3
4.5
8.3
18.9
10.6
16.6
41.1
4.2
9.7
14.6
12.4
15.6
43.5
00
01
02
03
04
05 (FY)

Note: In FY00, AEC was included in ECB.

Sales Breakdown by Region


Southeast Asia and Others
Greater China
Europe
North America
Japan (including exports)
(%)
100
80
60
40
20
0
7.6
10.3
10.8
71.3
8.5
12.2
12.3
67.0
9.9
13.7
12.7
63.7
10.2
14.4
11.0
64.3
4.8
5.6
15.2
10.8
63.7
5.7
6.7
15.8
12.7
59.1
00
01
02
03
04
05 (FY)

Note: Until FY03, Greater China was included in Southeast Asia and Others. Greater China includes China, Hong Kong and Taiwan.

SG&A Expense Ratio


(%)
26
25
24
23
22
21
20
22.1
25.3
25.3
24.3
24.1
23.8
00
01
02
03
04
05 (FY)

Note: Excluding extraordinary factors of ATM business and response to hazardous chemical substance regulations in FY04
Excluding extraordinary factors of response to hazardous chemical substance regulations in FY05

IAB: Industrial Automation Business **ECB:** Electronic Components Business **AEC:** Automotive Electronic Components Business
SSB: Social Systems Business **HCB:** Healthcare Business

TEN-YEAR FINANCIAL HIGHLIGHTS

OMRON Corporation and Subsidiaries

	2006/3	2005/3	2004/3	2003/3
Operating Results (for the year):				
Net sales	¥ 626,782	¥ 608,588	¥ 584,889	¥ 535,073
Gross profit	253,389	249,771	240,054	207,660
Selling, general and administrative expenses (excluding research and development expenses)	152,675	144,219	142,157	135,112
Research and development expenses	50,501	49,441	46,494	40,235
Operating income	62,128	56,111	51,403	32,313
EBITDA (Note 3)	92,953	84,753	79,065	61,989
Net income	35,763	30,176	26,811	511
Cash Flows (for the year):				
Net cash provided by operating activities	51,699	61,076	80,687	41,854
Net cash used in investing activities	(43,020)	(36,050)	(34,484)	(30,633)
Free cash flow (Note 4)	8,679	25,026	46,203	11,221
Net cash used in financing activities	(38,320)	(40,684)	(28,119)	(1,996)
Financial Position (at year-end):				
Total assets	589,061	585,429	592,273	567,399
Total interest-bearing liabilities	3,813	24,759	56,687	71,260
Total shareholders' equity	362,937	305,810	274,710	251,610
Per Share Data:				
Net income (Basic)	151.1	126.5	110.7	2.1
Shareholders' equity	1,548.1	1,284.8	1148.3	1036.0
Cash dividends (Note 5)	30.0	24.0	20.0	10.0
Ratios:				
Gross profit margin	40.4%	41.0%	41.0%	38.8%
Operating income margin	9.9%	9.2%	8.8%	6.0%
EBITDA margin	14.8%	13.9%	13.5%	11.6%
Return on shareholders' equity (ROE)	10.7%	10.4%	10.2%	0.2%
Ratio of shareholders' equity to total assets	61.6%	52.2%	46.4%	44.3%



Net Sales and Operating Income Margin
(%)
10
8
6
4
2
0
99/3
00/3
01/3
02/3
03/3
04/3
05/3
06/3
Net sales (left axis)
Net Income (Loss) and ROE
(Billions of yen)
(%)
40
30
20
10
0
-10
-20
15
10
5
0
-5
-10
97/3
98/3
99/3
00/3
01/3
02/3
03/3
04/3
05/3
06/3
Net income (loss) (left axis)
ROE (right axis)

Notes: 1. The U.S. dollar amounts represent translations of Japanese yen at the approximate exchange rate on March 31, 2006, of ¥117=$1.
2. About the above-mentioned financial data, the profit or loss (excluding the balance of obligation settled) recognized on the transfer of employee pension fund liabilities in March 31, 2006 is not included in any of "cost of sales", "selling, general & administrative expenses" and "research and development expenses", to enable an easy comparison with previous fiscal years. It is assumed that this profit or loss is allocated in one lump sum.

						Millions of yen	Thousands of U.S. dollars (Note 1)
	2002/3	2001/3	2000/3	1999/3	1998/3	1997/3	2006/3
	¥ 533,964	¥ 594,259	¥ 555,358	¥ 555,280	¥ 611,795	¥ 594,261	$ 5,357,111
	180,535	218,065	196,447	190,966	224,350	206,256	2,165,718
	[illegible]34,907	131,203	133,662	136,734	138,404	130,163	1,304,915
	[illegible]1,407	42,513	36,605	42,383	39,914	35,188	431,632
	[illegible]221	44,349	26,180	11,849	46,032	40,905	531,009
	[illegible]7,790	76,566	57,625	43,245	77,161	72,139	794,470
	(15,773)	22,297	11,561	2,174	18,300	15,739	305,667
	[illegible]3,687	50,796	59,926	29,583	32,086	57,169	441,872
	([illegible]0,121)	(32,365)	(34,180)	(29,011)	(17,631)	(29,398)	(367,692)
	([illegible]434)	18,431	25,746	572	14,455	27,771	74,179
	([illegible]2,056)	(24,582)	(23,785)	21,629	(23,637)	(37,857)	(327,521)
	[illegible]49,366	593,144	579,489	580,586	593,129	610,930	5,034,710
	[illegible]8,711	67,213	69,472	86,723	54,544	75,147	32,590
	298,234	325,958	336,062	321,258	343,066	333,102	3,102,026

						Yen	U.S. dollars (Note 1)
	([illegible]3.5)	87.4	45.0	8.3	71.4	60.1	1.29
	[illegible]201.2	1311.1	1308.6	1,249.5	1,308.9	1,270.9	13.23
	[illegible]3.0	13.0	13.0	13.0	13.0	13.0	0.26

	2002/3	2001/3	2000/3	1999/3	1998/3	1997/3
	[illegible]3.8%	36.7%	35.4%	34.4%	36.7%	34.7%
	[illegible].8%	7.5%	4.7%	2.1%	7.5%	6.9%
	[illegible]1%	12.9%	10.4%	7.8%	12.6%	12.1%
	([illegible]1%)	6.7%	3.5%	0.7%	5.4%	4.8%
	[illegible]4.3%	55.0%	58.0%	55.3%	57.8%	54.5%



Free Cash Flow
97/3 98/3 99/3 00/3 01/3 02/3 03/3 04/3 05/3 06/3
Shareholders' Equity and
Ratio of Shareholders' Equity to Total Assets
(Billions of yen)
(%)
400
300
200
100
0
80
60
40
20
0
97/3 98/3 99/3 00/3 01/3 02/3 03/3 04/3 05/3 06/3
Shareholders' equity (left axis)
Ratio of shareholders' equity to total assets (right axis)

EBITDA = Operating income + Depreciation and amortization.
Free cash flow = Net cash provided by operating activities – Net cash used in investing activities.
Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.

TO OUR SHAREHOLDERS, CUSTOMERS, AND ALL OTHER STAKEHOLDERS

Message from the Chairman



In addition to the usual economic value that society demands from companies, the relative weight being placed on social value is increasing. Thus, the Omron Group—along with generating the centrifugal force or expansive power necessary for growth in ways such as globalization, decentralization, and M&As—is using "The Omron Principles" as a source of centripetal force or cohesive power to raise the quality of its corporate governance, aiming for the long-term maximization of its corporate value while meeting the expectations of society.

Yoshio Tateisi, Chairman of the BOD

AN OPTIMUM PORTFOLIO MADE POSSIBLE BY A "SMALL BUT GLOBAL" APPROACH

The Omron Group has grown to reach the scale of a major corporation, but in fact our company is a collection of 120 small business units organically intertwined and built around our core competence of "sensing and control". The ability to recognize opportunity and the flexibility that comes with this "venture company" structure allows the entire Group to quickly build an optimum portfolio and remain on course toward growth despite whatever severe business circumstances might come along. In the future, even if our individual business units are small, we would like to be known as a "Small but Global" company with a strong worldwide presence.

BALANCING THE CENTRIFUGAL AND CENTRIPETAL FORCES NEEDED FOR GROWTH

Our Group is already at the point of operating in 33 countries around the world, which means half our business and half our employees can now be found overseas. In addition to this globalization, it can be said that both decentralization and M&As will provide the necessary centrifugal force that will drive future growth, but from the perspective of corporate governance, the diversification of values and standards of judgment brought about by this centrifugal force is, on occasion, problematic. Thus, in order to strongly bind this centrifugal force to sustainable growth for the entire Group, I believe that it is necessary to counter it with centripetal force, and we are finding this centripetal force in "The Omron Principles".

WORKING FOR THE BENEFIT OF SOCIETY

"The Omron Principles" serve to announce our company's mission and its methods of action to both those inside the Company and the public at large, and represent fundamental values that all employees should share. These values are the foundation for decision-making and standards of behavior. However, if they are going to be a source of centripetal force, "The Omron Principles" must also transcend personal and business interests. Therefore, last year, we formed a committee to examine "The Omron Principles", and with the help of an employee survey, debated, from various points of view, such important questions as who owns the corporation and what corporate principles are globally acceptable. This resulted in our establishing "The Omron Principles", the highest of which is "Working for the benefit of society", which stems from the idea that companies get their start in business by leveraging various resources belonging to society. This way of thinking has been the basis of our management since the founding of our Group half a century ago. In order to further clarify this idea of "Working for the benefit of society" and ensure that it is passed down as an important value, we have established it anew as the kernel of "The Omron Principles".

CORPORATE GOVERNANCE POWERED BY "THE OMRON PRINCIPLES"

The substance of the value that society demands from companies changes with the times. Nowadays, society not only demands the usual economic value, but also has strong expectations in terms of contributions to society and other forms of social value. Since Omron's founding, the founder and his family have served as a source of centripetal force; however, in this day and age, in order to achieve continuous growth on a global basis, "The Omron Principles" must become that source of centripetal force. Furthermore, I believe that the highest level of corporate governance can be achieved by having all employees, management included, share this value. Through corporate governance based on "The Omron Principles", we will inherit and pass on our "innovation driven by social needs", which contributes to society, and our "challenging ourselves to always do better" that comes from being a group of venture companies—two manifestations of our founding DNA. I want to continue as a company that is chosen for its future promise.

July 2006

Yoshio Tateisi, Chairman of the BOD



Thanks to the support of our stakeholders in fiscal 2005, we were able to carry on from the previous term to once again achieve record sales and profits. To help lay the groundwork for making large strides in fiscal 2007 toward the final goals contained in the 2nd Stage of our long-term management plan, we intend to make a bold investment in growth in fiscal 2006.

Hisao Sakuta, President and CEO

RETROSPECTIVE ON FISCAL 2005

Business Environment

The economy is gearing up for recovery

In fiscal 2005, Japan's economy finished a cycle of inventory adjustments for IT and digital-related products. An increase in capital investment on the back of major improvements in corporate profits, a recovery in consumer spending fed by improved employment and wages, as well as other events, moved business conditions a step closer toward real recovery. Overseas, the sharp rise in crude oil prices and the destructive impact of large-scale hurricanes raised concerns about the North American economy, but a favorable employment environment overcame both worries to produce positive results. In China, a moderate slowdown in consumer spending and capital investment failed to interrupt high levels of growth. Furthermore, in the European economy, growth in corporate production made possible by robust exports is evidence that conditions are moving toward recovery.

Overview of Operating Results

Four consecutive years of higher sales and profits

Amidst a solid performance by the global economy, the Omron Group enjoyed new highs for operating income and net income above last year's record numbers along with increased net sales and profits for the fourth consecutive term. For fiscal 2005, net sales increased 3.0% year on year to ¥626.8 billion, operating income rose 10.7% to ¥62.1 billion and net income was up 18.5% to ¥35.8 billion. Operating income was 4.4% below the initial target, mainly because of variations in the product mix. Return on shareholders' equity (ROE), however, was kept above 10%, finishing at 10.7%.

Net Sales and Operating Income ¥100M


Net sales
Operating income
5,340
42
5,351
323
5,849
514
6,086
561
6,268
621
01
02
03
04
05 (FY)

The IAB, AEC, and HCB are the engines of growth

Segment sales, aside from the Electronics Components Business (ECB), achieved strong results that came in above target.

Nets sales of the Industrial Automation Business (IAB) rose 8.9% to ¥272.7 billion, backed by greater investment in products related to automobiles, semiconductors and digital consumer appliances which produced strong results in both domestic and overseas markets. In North America, IAB results were particularly striking, finishing 20% above initial targets. Sales in the Automotive Electronics Components Business (AEC) jumped 20.2% year on year to ¥77.6 billion, helped by the release of products able to meet demand for more environmentally friendly and safer automobiles in conjunction with new vehicle introductions by automakers who are Omron customers. In the Healthcare Business (HCB), the valuable acquisition of Colin Medical Technology and a strong sales performance by digital blood pressure monitors and body composition analyzers, both of which are mainstay products, generated sales of ¥61.1 billion, up 20.8% year on year. The Social Systems Business (SSB) also experienced strong sales, partly as a result of replacement demand for equipment adapted to commuter passes containing ICs, and large-scale projects tied to the opening of new train lines. On the other hand, the transfer of the information equipment business—which includes Automated Teller Machines (ATMs)—to an equity-method affiliate removed ¥27.0 billion from revenues, causing SSB net sales to decline 20.3% year on year to ¥91.8 billion. In the ECB business segment, sales fell 3.4% to ¥97.7 billion, partly because the slump in sales of backlights for LCDs was worse than expected.

Breakdown of Change in Sales by Segment (FY05) ¥100M


Transfer of ATM business
+224
-34
+130
-234
+105
-9
IAB
ECB
AEC
SSB
HCB
Other

Return of substitutional portion of pension fund gives operating income a lift

In comparing operating income year on year, the transfer of the information equipment business (including ATMs) to an equity-method affiliate, compliance with Europe's Restriction of Hazardous Substances (RoHS) in Electrical and Electronic Equipment Directive, and increased SG&A and R&D expenses represented minus factors worth ¥18.7 billion. Also, changes to the product mix squeezed ¥5.8 billion from earnings. On the positive side, the contributions of ¥14 billion from higher sales, ¥4.6 billion in foreign exchange gains and ¥11.9 billion from the return of substitutional portion of pension fund resulted in a year-on-year increase in net operating income of ¥6 billion.


Breakdown of Change
Change in Operating Income (FY05)
¥100M
Exchange profit
Transfer of ATM business
+46
-40
-58
SG&A expenses
Sales +140
Product mix
-112
Substitutional portion of pension fund
+119
-35
R&D expenses
Operating income 561
Operating income 621
04
05 (FY)

Financial Conditions

The ratio of shareholders' equity to total assets rises to 62%

We have streamlined total assets to add more strength to the balance sheet. Based on an acceleration of investment in growth, fixed assets have increased by ¥7.3 billion, but interest-bearing liabilities have declined by ¥20.9 billion. At the same time, shareholders' equity has gained ¥57.1 billion. In addition to higher net income, return of substitutional portion of pension fund has reduced minimum pension liability adjustments, and unrealized gains on available-for-sale securities have increased. The overall result has been that the ratio of shareholders' equity has risen 9 percentage points year on year to 62%.

FISCAL 2006 PLANS

Keep Higher Sales and Profits on Track and Invest Aggressively

In fiscal 2006, the Omron Group aims to keep the recent run of higher sales and profits on track and to register another year of record profits. Specifically, our forecast (as of April 2006) calls for net sales of ¥700 billion (11.7% increase over fiscal 2005), operating income of ¥63 billion (1.4% increase), and net income of ¥37.5 billion (4.9% increase). In line with the final goals of the 2nd Stage of the "GD2010" long-term management plan, "doubling of total business value (operating results targets: net sales of ¥750 billion or more and operating income of ¥75 billion or more)," we are maintaining support for higher sales and profits in fiscal 2006 in view of the targets we plan to hit in fiscal 2007, alongside of which we will carry out forward-looking R&D and invest in growth. Accordingly, we anticipate a temporary slowdown in operating income growth.

* The operating results forecast does not account for the effects of M&As intended at present.


Operating Income
¥100M
Continuation of investments for growth
750
621
630
561
514
03
04
05
06 Plan
07 (FY) Target

Important Issues to Resolve in Fiscal 2006

Fiscal 2005 was another year of record profits, but leaving aside foreign exchange gains and return of substitutional portion of pension fund, two important issues have surfaced which need to be resolved; namely, (1) the decline in ECB sales and (2) deteriorating AEC profitability. As discussed below, we intend to take steps to resolve these issues in fiscal 2006.

(1) ECB sales turnaround

The decline in ECB sales in fiscal 2005 was caused mainly by the sluggish performance of backlights for LCDs. One reason for this sluggishness is the inadequate supply arrangement for large-scale backlights used in flat panel TVs in Taiwan. In fiscal 2006, measures are already being taken to create a much better supply system. Another reason is that in the market for small-scale backlights for cellular phones, low-cost point light source backlights (a single LED serves as the light source) well suited to special applications have been hit by lower selling prices and by fierce competition with ultra bright multi-light source backlights (multiple LEDs serve as the light source). In response to this second problem, efforts are being made to boost sales in the expanding BRICs markets where point light source backlights can be more cost competitive. At the same time, we are in the process of offering a full line of backlight products based on our development of high-performance-oriented integrated 3-LED ultra-high brightness backlights and converting the Pioneer Precision Machinery acquisition (see pages 12 and 21) into an opportunity to create a multi-light source backlight supply system. Based on these measures, we hope to make certain we can turn ECB sales and growth performance around in fiscal 2006.


Forecast of ECB Sales and Operating Income
¥100M
Net sales
approx. +50
approx. +100
approx. +50
approx. +35
Sales
Sales
977
Electronic components
Backlights
Amusement
Components for mobile phones, etc.
1,216
05
06 (FY) Plan


Opearting income
+142
-60
-25
-24
Operating income
112
Sales
Added value ratio
Manufacturing fixed costs
SG&A and R&D expenses
Operating income
145
05
06 (FY) Plan

* Excluding effects of M&As

(2) Putting the AEC back into the black

AEC sales have experienced substantial growth and are forecast to achieve a strong 17% jump in fiscal 2006. The problem, however, is profitability. Analyzing fiscal 2005 results, product profitability was in part hurt by a steep rise in raw material prices while the expense of quality improvements at factories in North America increased the cost burden. However, quality improvement costs were of a temporary nature. As for improvement of product profitability, which is a more substantial problem, we are sharing development and components with other business segments to improve cost competitiveness. In fiscal 2006, the AEC will continue to address problems in the ways described. If the benefits of higher sales are added to the picture, we believe we can turn the operating income performance from a ¥2 billion loss in fiscal 2005 into a ¥3 billion profit in the current term.



Forecast of AEC Sales and Operating Income
¥100M
Net Sales
Sales 776
+77
North America
+42
Europe
+17
China Asia
-2
Japan
Sales 910
05
06 (FY) Plan



Operating Income
Operating loss
-20
05
+68
Sales
+8
Added value ratio
-10
Manufacturing fixed costs
-16
SG&A and R&D expenses
Operating income
30
06 (FY) Plan

MOVING TOWARD ACCOMPLISHING GD2010 2nd STAGE OBJECTIVES

Accelerating Efforts to Hit our Targets in Fiscal 2007

Under our GD2010 plan, the theme of the 2nd Stage (which has fiscal 2007 as the final year) is striking a balance between profits and growth. Our strategies pivoting on growth are expanding sales in new business areas and Greater China. We also aim at "building a strong profit structure." In regard to these important strategies, the sales plan for Greater China is running slightly behind schedule, but in the area of new business we expect to exceed our targets, and we are continuing to steadily build a strong profit structure. To ensure that we reach our fiscal 2007 goals, we are accelerating our business efforts in fiscal 2006.

Strategies Pivoting on Growth

(1) Pushing higher the goals for expanding new business

In order to create new social needs, the Omron Group is investing aggressively in fostering important new business. The initial plan for the 2nd Stage of GD2010 called for lifting sales in the area of new business by ¥50 billion from ¥18 billion in fiscal 2003, but after adding ¥14 billion to the goal we have revised up our fiscal 2007 sales goal to ¥82 billion. Among the reasons for this revision are that customer interest in some products such as automated optical inspection (AOI) systems is growing as production lines in the manufacturing sector have a greater need for product quality improvements and safety assurances; backlights for LCDs are likely to return to the offensive after being flat in fiscal 2005; RFID tag systems have entered a period of full-scale growth; and that optical communications devices such as Stacked Polymer Optical IC/Advanced (SPICA) are now showing signs of growth.



Sales Growth in New Tech Fields
¥100M
180
288
343
569
820
03
04
05
06 Plan
07(FY) Target

(2) Goals for expanding sales in Greater China remain unchanged

Greater China is not only an important region for raising cost competitiveness, but it also has latent demand in such areas as automobiles, mobile phones, LCD TVs, health equipment and improvements to infrastructure. Given the Omron Group's involvement in these areas, Greater China will again be an important market for driving growth. As mentioned earlier, the reason for the slowdown in our fiscal 2005 sales to Greater China was the significant impact of the delay in starting up LCD backlight supplies in Taiwan. The recent rise in interest rates is one of the uncertain factors in China's economy, but based on the expanding reach of our sales distribution network in Greater China markets, our goal to achieve sales of US$1,330 million in fiscal 2007 (four times the fiscal 2003 sales figure) remains unchanged.



Sales Growth in Greater China
US$ M
325
411
412
676
1,330
03
04
05
06 Plan
07(FY) Target

Building a Strong Profit Structure

Aiming to achieve a 4:3:1 profit structure

To survive global competition and reach the goal of a strong profit structure, we aim to have in place a "4:3:1" profit structure by the end of fiscal 2007. The meaning of this three-part ratio is a profit structure which is based on a gross profit margin of 40%, an SG&A expense ratio of 30% (with an R&D expense ratio of 8%) and an operating income margin of 10%. In the interest of making this structure work, issues which concern Omron as a whole are being addressed, namely controlling SG&A expenses and lowering the ratio of fixed manufacturing costs mainly by shifting production to Greater China. In particular, in



Building a Strong Profit Structure
Greater China production ratio
SG&A expense ratio
24.3%
24.1%
23.8%
30%
22.0%
9%
12%
11%
03
04
05
06 Plan
07(FY) Target

* Excluding extraordinary factors of ATM business and response to hazardous chemical substance regulations in FY2004
* Excluding extraordinary factors of response to hazardous chemical substance regulations in FY2005

the IAB, which has a big impact on earnings, we have raised our fiscal 2007 operating income margin goal to 20%, seeking a profit-loss structure with a ratio of gross profit to SG&A expenses (including R&D expenses) to operating income of 5:3:2, and continuing to strengthen our global competitiveness by restructuring our development and production system both in Japan and in China.

MAXIMIZING CORPORATE VALUE AND RETURNING VALUE TO SHAREHOLDERS

Plan to "Double Business Value" Moving Ahead Steadily

The yardstick we use for evaluating the profitability and growth potential of the Omron Group is "total business value," defined as the expected cash flow discounted by capital costs to arrive at the current value total, from which Omron's indirect costs are deducted. Doubling the fiscal 2003 total business value is an especially important theme of the 2nd Stage of our GD2010 plan. In fiscal 2005, value creation came to ¥10 billion in existing business and ¥80 billion in growth areas, producing an estimated total business value of ¥940 billion. *We are moving toward a target of ¥1.2 trillion in fiscal 2007,* which leads me to conclude that the business value is increasing quite well.


Double the Total Business Value
¥ 100M
6,000
8,500
9,400
11,100
12,000
03
04
05
06
Plan
07 (FY)
Target

Three Consecutive Terms of Increased Dividend Payments

At Omron, our priority is to increase medium- to long-term corporate value through using retained earnings to invest in growth. However, as for residual profits, bearing in mind the level of free cash flow, we have adopted a policy of returning value to shareholders based on a dividend payout ratio which corresponds to approximately 20% of our consolidated net income. Accordingly, on the basis of our fiscal 2005 results we have increased the dividend payment by ¥6, which is ¥30 annually (dividend payout ratio 19.8 %). Also, Omron has a dividend policy which is responsive to the expectations of our long-range shareholders. Even in the event of a slide in our earnings performance, our policy is to stand by long-term stable dividends by supporting a minimum annual dividend payment of ¥10.


Cash Dividends per Share
¥
13
10
20
24
30
01
02
03
04
05 (FY)

STRENGTHENING GOVERNANCE AND COMPLIANCE

The Omron Group is made up of 120 business units. As we navigate our way through efforts to accelerate growth, the post-M&A process of integrating different cultures, decentralization through widespread empowerment, and globalization of our business and workforce are all continuing to progress. In the face of these internal and external changes in the environment, we believe management transparency and universal compliance are extremely important. Thus, we are taking additional steps to improve Omron's corporate governance and legal compliance systems. (See pages 30-31)

CONCLUSION

Fiscal 2006 is the year of the final important milestone on the way toward meeting the goals of the 2nd Stage in fiscal 2007. Careful consideration has been given to the choice between maintaining sound profit through a modest investment in growth or rapidly moving in the direction of building a base for future growth possibly at the cost of some loss of profitability. However, I believe that current expectations with respect to Omron are toward our Company's future growth potential as indicated by the rise in the Company's share price in fiscal 2005. Thus, on the premise that fiscal 2006 stands ready to be another year of higher sales and record profits, we are making a bold investment in sustainable future growth, even though this may temporarily push up costs. As before, your continued support will be greatly appreciated.

July 2006

Hisao Sakuta

Hisao Sakuta, President and CEO

Opening up niche areas where we can leverage our proprietary technology and clinching the top share in those markets—this is the essence of the Omron Group's growth strategy. When you look at niche markets individually, they are invariably small in scale, but we are seeking to maximize our overall corporate value by having each of our business units exhibit their globally competitive strengths in their respective markets. In this special feature, we will spotlight our backlight, safety and laser radar businesses as a few examples of niche areas which are particularly expected to experience growth on a global basis.

Realizing High Brightness, Low Weight, and Low Power Consumption Through Proprietary Photoregulation Technology

High brightness, low weight and low power consumption are characteristics of small LCD backlights for mobile phones and digital cameras which grasp user needs. Here, using our proprietary MLA technology*, we supply small LCD backlights which realize low power consumption and weight-reduction (i.e., fewer parts) through a point light source system** which provides illumination from a single light source (LED).

Aiming for a Tenfold Increase in Sales Across the Whole Product Lineup

In addition, in August 2006, we acquired Pioneer Precision Machinery Corporation—a major manufacturer of small and medium multi-light source LCD backlights which dispose multiple LEDs—and renamed it Omron Precision Technology Co., Ltd. Through this acquisition, we have responded to low-end to high-end needs in the area of small LCD backlights, through both point light source and multi-light source systems, and have gained the top market share*** in the world. In the future, we will take advantage of synergies between the two companies, and aim to raise our global market share to 35% in fiscal 2008.

Together with TAMA Fine Opto Co., Ltd.—a manufacturer and marketer of large backlights for flat panel televisions, which we made a wholly owned subsidiary in May 2004—we will cover a whole range encompassing small, medium, and large backlights. Furthermore, sales of backlights, which were ¥10 billion in fiscal 2005, will increase tenfold to nearly ¥100 billion in fiscal 2008. Moreover, the results from these acquisitions are not included in previously mentioned expectations of performance for fiscal 2006.

***Nearly 20% market share on a unit basis in the area of small LCD backlights (estimated by Omron).

Strengthening Production Systems in Asia

The major maker's of LCDs are nearly all located in Asia. Therefore, we are producing backlights in China and elsewhere in Asia in order to raise our cost competitiveness and at the same time be in position to respond to local users. In terms of planning and development too, we are, through our Hong Kong Design Center, preparing a system which can respond promptly to all demands.

Target for Expanding the Backlight Business



¥100M
1,000
100
2005
Actual Results
2008 (FY)
Target



Building a Full Line of Small, Medium and Large Backlights



Screen Size
Application
Large
TAMA Fine Opto Co., Ltd.
Liquid Crystal Televisions
Desktop Monitors
Medium
Multi-Light Source Backlights
Area of Omron Precision Technology Co., Ltd.
Notebook Computers
Car Navigation Systems
Game Consoles
Small
Omron's Existing Point Light Source Backlights
Super High Brightness Multi-Light Source and Point Light Source Backlights
PDA
Digital Camera
Mobile Phones
Low-End
High-End
Function



***MLA technology**
Proprietary technology which maximizes the efficiency of light use by reflecting light which diverges in all directions in a single direction using an MLA (microlens array) aggregating millions of microlenses on a single board



****Point light source system**
LCDs display an image by projecting light emitted from an LED (light-emitting diode) onto a liquid crystal panel. For this reason, brightness can be increased by either increasing the number of LEDs—the light sources—or using the light emitted from LEDs more efficiently. A point light source system raises the efficiency of light use realizing a two- to threefold increase in light efficiency and brightness over conventional methods which scatter light.

Aiming to Be No.1 in the World 02: The Safety Business

The Market for Safety Equipment Is Expected to Grow by an Annual Rate of 15%

With user needs diversifying and the life cycles of products becoming ever shorter, there is demand at production facilities for better manufacturing equipment and, at the same time, quicker production. It is in this setting that large numbers of skilled workers in Japan are reaching the age of retirement, and employment is diversifying to include temporary and part-time workers. Furthermore, with the shifting of production overseas, employment of inexperienced local workers at new plants is also increasing. Thus, the shortage of skilled workers at production facilities is worsening, and not only the efficiency of production, but also the safety of workers has become a major concern. Under these conditions, in the next three years, we expect the market for safety equipment used in production facilities to grow at an annual pace of 15%, expanding to ¥35 billion, ¥85 billion and ¥50 billion, in the United States, Europe, and Japan/Asia/Oceania respectively, for a total of ¥170 billion (estimated at ¥110 billion in fiscal 2005).

Expanding Business on a Global Basis Through the Acquisition of STI

In addition to safety equipment such as entry detectors, alarms, and emergency stop switches, we provide systems incorporating such components. In fiscal 2005, sales of our safety equipment business reached ¥10 billion. We already boast the largest share of the market for safety equipment for the Japanese and Asian automobile and semiconductor industries. Furthermore, aiming for the No. 1 position globally, we agreed to buy the safety business of Scientific Technologies Incorporated, a major North American safety equipment maker. Sales of STI's safety business were nearly ¥7.1 billion at the end of fiscal 2005, and STI's safety business has built a brand in a wide range of North American industries and also holds patents for optical technology that complement our technology. Moreover, in terms of products, the areas in which each company excels differ; through the synergistic effects arising from integration, we expect the sum of both company's sales of safety equipment to expand to ¥30 billion in fiscal 2008.

Target for Expanding the Safety Business ¥100M


■STI
▩Omron
71
100
300
2005
Actual Results
2008(FY)
Target

The Consulting Service Is also Developing

Using the expertise that we have cultivated at all stages of development—from planning and manufacturing to installation and maintenance—of all types of control equipment for production facilities, we are developing a consulting service which supports the planning of equipment and machinery systems that make it possible to both raise efficiency and ensure safety. Especially for manufacturing companies, stopping all production lines in order to carry out safety inspections is very expensive, so we are focusing on supporting the construction of systems that permit the efficient assurance of safety by minimizing the interruption to production lines.


Safety Light Curtains
Safety Components
Safety Switches



Safety Light Curtains
A sensor which emits beams of light to form a curtain. It detects dangerous objects based on the shape and size of objects which obstruct the light.



Safety Components
A shutdown sensor which acts as a mechanical guard. It confirms the entry of people into hazardous areas and is used to build safety circuits.

Greater Need for Safety and Security in the Automotive World

Automobiles have evolved greatly, not only achieving superb drive and fuel efficiency, but also becoming more environmentally friendly. However, from the point of view of safety, the evolution of the car has only just begun. In Japan, the making mandatory of the wearing of seat belts and the spread of airbags have reduced the number of people killed in car accidents. However, it still remains to put the brakes on the rising number of collisions between cars. The cause of most such collisions is slowness on the part of drivers to spot other vehicles as well as errors of judgment.

Providing Laser Radar Systems to Major Automobile Makers

Anticipating the safety needs of the automotive world, we have inherited the intention of our founder to "use our sensing technology to develop cars which don't crash", and, since 1990, we have been engaged in research on sensors which monitor the distance between vehicles. We have already developed, and are supplying to major automobile makers for use in new models, a laser radar which reduces rear-end collisions by measuring the distance between a car and the vehicle or other obstructions in front of it based on the time it takes for a laser projected at the vehicle in front to return. When too close, the system warns the driver by applying the breaks automatically. Furthermore, our development pivots around laser radar, which is cheaper than milliwave radar. Thus we are promoting the development of products not just for luxury vehicles, but also for popular models.

Developing Next Generation Sensors by Fusing Laser Radar and Image Sensing Technologies

In addition, we are promoting the development of image sensing technology which uses High Dynamic Range Cameras (HDRC*). We expect that such image sensors will be applicable in various uses, one of which is a sensor fusion technology which combines laser radar with forward surveillance image sensors. This technology makes possible the discrimination of forward objects, which was difficult with laser radar alone. In brief, the car is able to tell whether the object in front is another car or a pedestrian, and based on that information, support the driver. This technology will make a great contribution to the next generation development of safe automobiles. In this way, we are applying our proprietary image sensing technology, aiming to become the global leader in sensors that contribute to the ensuring of automobile safety.

* High Dynamic Range Camera. Able to carry out sensing in a range of lighting conditions, from poor light, in which it would be difficult to see with the naked eye, to situations where the light is behind the object.


Display
Alarm
Brake actuator
Controller
Automatic vehicle-to-vehicle distance detection system
Laser radar sensor


Hydraulic pressure of brake
Detection
Elapsed time
Hydraulic pressure of brake
Automatic braking
Elapsed time




車間距離 [M] 76.3
速度 [KM/H] 68.1

Main Features of Laser Radar

- High sensitivity: Able to detect vehicles under difficult conditions, such as in rainy weather or when the vehicle is dirty.
- Two-dimensional scan: Has a wide angle of detection both horizontally and vertically, and does not lose sight of the vehicle in front, even when the vehicle moves up and down with the slope of the road.



Main Features of Sensor Fusion

- Distinguishing between vehicles and pedestrians: Based on the information from the laser radar image sensor, it is possible to perceive the characteristics of both vehicles and pedestrians, and thereby distinguish between them.

Contents











Summary of Business and Market Position	% of Net Sales

INDUSTRIAL AUTOMATION BUSINESS (IAB)



Top market share for high-precision sensors in Japan

The IAB is Japan's largest* manufacturer of control devices for factory automation (FA), and contributes to production in all manner of industries. Recently, the IAB has not just stayed with providing equipment and systems, but is focusing on its solutions business for management themes such as quality improvement, work safety, and environmental friendliness, needs which are rapidly increasing at production facilities.

* Market share data obtained from the Nippon Electric Control Equipment Industries Association (NECA). Domestic market share for high precision sensors is roughly 60%.

% of Net Sales: 43.5%

ELECTRONIC COMPONENTS BUSINESS (ECB)



Aiming to be top in the LCD backlight business

The ECB manufactures and sells semiconductor sensors using micromachining technology and entertainment equipment, among other things, centering on relays, switches and connectors for home electronics, communications, and industrial equipment. Recently, it is also concentrating on new growth businesses which can be expected to secure the top market share in the future, through such products as LCD backlights which provide high brightness and low power consumption characteristics, for use in mobile phones and flat panel televisions.

* MEMS (Micro Mechanical Systems) have applications in semiconductor processing and nano processing.

% of Net Sales: 15.6%

AUTOMOTIVE ELECTRONIC COMPONENTS BUSINESS (AEC)



Focusing on development of leading-edge products

The AEC manufactures and sells a variety of components for automobiles such as controllers, sensors, switches and relays. In the rapidly advancing market for car electronics, it is focusing on the development of next-generation, key components for which "peace of mind", "safety", and "environment" are keywords, and is already producing leading-edge products such as laser radars (sensors for measuring the distance between cars).

% of Net Sales: 12.4%

SOCIAL SYSTEMS BUSINESS (SSB)



Top market share for automated gates at stations

The SSB provides a variety of systems which support social infrastructure, including systems for railways such as automated ticket gates and automated ticket machines, and traffic control systems. Recently, as social needs related to security and safety have been rising quickly, the security business has been focusing on the provision of solutions related to room access control and information access control.

* The ATM business was transferred to Hitachi-Omron Terminal Solutions, Corp. (Hitachi: 55%, Omron: 45%) on October 1, 2004.

% of Net Sales: 14.6%

HEALTHCARE BUSINESS (HCB)



Top market share for digital home blood pressure monitors in Japan

The HCB provides a wide range of health care equipment including blood pressure monitors, digital thermometers, pedometers and massage chairs. In particular, Omron's digital home blood pressure monitors, which are a core product, boast 60% of the domestic market (according to a survey by a private research institute), and Omron is the top brand in the global market. Furthermore, along with developing new equipment for medical institutions, through our health care equipment, we are focusing on home medical care, which ties together home care and professional medical care.

% of Net Sales: 9.7%

BUSINESS DEVELOPMENT GROUP AND OTHER BUSINESSES



Exploration and development of new businesses

The other businesses includes new businesses being explored and developed by the Business Development Group and other businesses not part of the above-described segments. Currently, the Business Development Group is carrying out the other part of the Omron Group's growth strategy, and is focusing in particular on the RFID business and the service business for the remote monitoring of electricity.

% of Net Sales: 4.2%

Net Sales (Billions of yen)	Operating Income* (Billions of yen) / Operating Income Margin (%)	Main Products and Services





Manufacturing and sales of control systems and equipment for factory automation and production machinery

Sensing devices (Photoelectric/Proximity sensors, AOI, etc.), Control devices (Programmable logic controllers, Relays, Timers, etc.), Safety devices (Safety sensors, Safety switches, etc.)



112
Operating income
Operating income margin (%)
2003
2004
2005 (FY)

Manufacturing and sales of electronic components for home appliances, communications, mobile phones, amusement components, OA

Relays, Switches, Connectors, Sensors, Micro lens arrays, Customized ics, IC coins, Optical communications devices, etc.



(9)
(20)
Operating income
Operating income margin (%)
2003
2004
2005 (FY)

Manufacturing and sales of automotive electronic components

Automotive relays, Sensors, Laser radars, Power window switches, Keyless entry systems, ECU, etc.



1,152
918
104
64
44
Operating income
Operating income margin (%)
2003
2004
2005 (FY)

Manufacturing and sales of equipment/modules, and provision of solutions and services in the fields of public transportation and traffic/road management

Public transportation : Passenger gates, Ticket vending machines, etc.
Traffic/Road management, Signal controllers, Road management systems, etc.



72
Operating income
Operating income margin (%)
2003
2004
2005 (FY)

Manufacturing and sales of home and professional healthcare equipment

Digital blood pressure monitors, Digital thermometers, Pedometers, Body composition analyzers (Body-fat analyzers), Electronic pulse massagers, Massage chairs, Vital signs monitors, Inpatient blood pressure monitoring devices, Exhaled gas monitors, Central monitors, Vascular screening devices, etc.



268
259
17
Operating income
Operating income margin (%)
2003
2004
2005 (FY)

Business Development Group/Development of new businesses for achieving the Group growth strategy

Entertainment business (Commercial game machines (Photo sticker machines), Cellular phone content distribution, Prizes for commercial game machines (Prize business), etc.), Personal computer peripherals (ADSL modems, Broadband routers, Uninterruptible power supplies, etc.), Wireless sensing business (Simple anti-theft devices for automobiles (Carmoni), Remote monitoring equipment, RFID business (IC tag, Reader/Writer, Antennae, etc.)

* Operating income indicates income including internal income prior to the elimination of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

Manufacture and Sale of Control Equipment for Factory Automation

IAB RESULTS AND PLANS

Billions of yen

Fiscal Year	2006 Plan	2005	Y o Y	2004	2003
Net sales*	298.0	272.7	108.9%	250.3	229.6
Domestic	142.0	136.2	104.6%	130.2	117.1
Overseas	156.0	136.5	113.6%	120.1	112.5
North America	29.5	25.4	125.0%	20.3	19.6
Europe	72.5	69.6	106.1%	65.6	60.7
Asia	14.5	12.7	122.3%	10.4	13.6
China	33.0	24.0	122.9%	19.5	18.4
Direct exports	6.5	4.8	112.1%	4.3	0.3
Operating income*	48.0	41.9	101.2%	41.4	34.2
Operating income margin*	16.1%	15.4%	(1.1pt)	16.5%	14.9%
R&D expenses	20.0	18.5	110.9%	16.7	145.
Depreciation and amortization		8.7	114.1%	7.6	10.0
Capital expenditures	11.0	10.2	116.3%	8.8	7.3

Projections for FY2006 are based on an exchange rate of ¥110/US$ and ¥135/Euro.
*Net sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

Network-Ready Next-Generation Printed Circuit Board Inspection Equipment VT-RNS Series
Network-Ready printed circuit board inspection equipment leveraging Omron's proprietary sensing and control technology, inspection technology cultivated over many years in the solder inspection equipment business, and IT.

ZJ-FA10 Ionizer
An advanced ionizer developed for high quality production. Generated ions are blown by fan, while sensing and control technology is used to optimize the ion balance.

Safety Network Controller NE1A-SCPU01
The world's first safety controller to incorporate the DeviceNet Safety interface. It realizes modularization and programmability of essential safety circuit functions, and fulfills the world's highest safety standards.


VT-RNS







The IAB, the driving force behind structural reform of the Omron Group's overall profits, has an operating income margin goal of 20% by fiscal 2007. For this reason, along with bold investment in structural reforms, we are increasing added value through "technology" and "solutions" to respond to new need for improved "product quality", "safety" and "environmental friendliness" in the manufacturing process.

Fumio Tateisi Executive Vice President,
Company President, Industrial Automation Company

Review of Fiscal 2005

• Showing Strength in North America and China

In addition to large-scale investment in the automobile industry, growing equipment demand in the semiconductor and digital consumer electronics industries following inventory adjustments set the stage for increased domestic needs related to "product quality", "safety" and "environmental friendliness", and strong performances in the Safety Network Controller and the Solution Service businesses. Overseas, in North America, sales rose substantially owing to demand in both the automobile industry and oil and gas-related businesses. In China, sales increased substantially due to the strengthening of Omron's sales force, centered on full-time sales staff, and its network of sales agents. Furthermore, in Europe, sales centering on inverters, servo motors and sensor equipment increased in Russia and in Eastern Europe. As a result, IAB net sales increased 8.9% year on year to ¥272.7 billion. Investments made to comply with the European RoHS* directive resulted in a 1.2% rise in operating income to ¥41.9 billion and a 1.1 percentage point fall in the operating income margin to 15.4%.

*RoHS (Restriction of Hazardous Substances)

THE MARKET ENVIRONMENT AND KEY STRATEGY

• An Operating Income Margin Goal of 20%

In fiscal 2006, aggressive investment by manufacturing industries, especially the automobile industry, and investment in equipment replacements among domestic small and medium-sized companies are likely to create a favorable business climate for the IAB. Furthermore, as the level of performance of facilities increases, needs for improvements related to "product quality", "safety" and "environmental friendliness" are strengthening, and we will undertake to expand our sales through proposing solutions. However, not only is the IAB currently seeking better profits, it is also accelerating efforts to serve as a core company which can realize an operating income margin of 20% by fiscal 2007. Specifically, over the three years from fiscal 2005 to fiscal 2007, Omron will invest a total of ¥10 billion in IAB for a program of structural reforms aimed at reorganizing technology, development and production operations, all of which center on controller products, placing them in the same manufacturing plant, and shifting production to a Chinese subsidiary. From fiscal 2007, we expect to be in a position to reduce IAB fixed manufacturing costs by more than ¥9 billion annually and at the same time increase development speeds while augmenting and strengthening our base of manufacturing technology.

MEASURES FOR ACCELERATING GROWTH

• Strengthening the Safety Device Business

In June 2006, Omron agreed to acquire the safety controller business of Scientific Technologies, Inc. (STI), a top maker of safety controller devices in North America for US$94 million. In the face of growing need for greater safety in manufacturing processes, we estimate that global annual sales in the safety device market reached approximately ¥110 billion at the end of fiscal 2005; thus we expect annual market growth of around 15%. STI's business in North America includes a variety of industries, such as automobiles, semiconductors, electronic devices, pharmaceuticals, cosmetics, and food. It is noted for its light curtains, which provide protection against illegal entry and accidents at manufacturing facilities, and its chemical plant safety sensors. In fiscal 2005, safety device sales were nearly ¥10 billion at Omron and roughly ¥7.1 billion at STI. In uniting the strengths of the two companies, Omron has set a combined safety device sales target of ¥30 billion by fiscal 2008 and is aiming to become the No. 1 company in the world in the field of safety devices used in manufacturing plants. (See page 13 of "Special Feature")

• Full-Scale Entry into the Indian Market

Omron has established a sales subsidiary in New Delhi, which opened for business in fiscal 2006. Production facilities in India are expanding, centering on the automobile industry, and we anticipate large growth in the market for control devices. Until now, Omron serviced its customers in India through a representative office affiliated with a Singaporean sales company (OEP*). But in the absence of sales distribution rights, the activities of this office were restricted to promoting OEP sales and customer support. Actual product deliveries were handled through authorized distributors or trading firms. By having established the sales subsidiary in India, Omron can more proactively tap into the potential of the Indian market, providing a personalized level of customer support and responding to diverse demand for a full array of products such as sensors, components, PLCs**, motion controllers and inverters, as well as offering higher levels of technical support and better delivery service.

* OMRON ASIAPACIFIC PTE LTD.

** PLCs (Programmable Logic Controllers) are intelligent control devices used in production processes. PLCs control equipment efficiently by processing information from various control components such as sensors, timers, temperature regulators and switches.

Manufacture and sale of electronic components for consumer appliances, telecommunications equipment, and industrial equipment

ECB RESULTS AND PLANS

Billions of yen

Fiscal Year	2006 Plan	2005	YoY	2004	2003
Net sales*	121.5	97.7	96.6%	101.1	89.0
Domestic	55.0	45.0	86.9%	51.8	47.5
Overseas	66.5	52.7	106.7%	49.3	41.5
North America	11.0	9.9	104.3%	9.5	10.5
Europe	10.5	12.5	104.5%	12.0	10.4
Asia	7.0	6.3	112.3%	5.6	5.0
China	28.5	14.5	125.7%	11.6	9.1
Direct exports	9.5	9.5	88.1%	10.7	6.6
Operating income*	14.5	11.2	69.7%	16.1	14.6
Operating income margin*	11.9%	11.5%	(4.4 pt.)	15.9%	16.4%
R&D expenses	9.0	7.8	99.9%	7.9	6.7
Depreciation and amortization		7.4	127.6%	5.8	5.9
Capital expenditures	12.0	7.2	79.2%	9.1	7.1

*Projections for FY2006 are based on an exchange rate of ¥110/US$ and ¥135/Euro.
*The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable

LX4 Optical Interface Modules
Divides an optical source into four waves and is used for optical communications in transmission equipment receiver modules. Developed by Aduro, Inc., prior to our acquisition of this company.

Cellular Phone Ultra-Bright LCD Backlights
Three integrated LEDs achieve high brightness of 20,000 cd (candles) per square meter. Enable extremely clear images and video.

Ultra-small FPC Connectors 0.5 mm Pitch
FPC (Flexible Printed Circuit) connectors used in a wide variety of portable devices (cellular phones, portable music players, notebook PCs, etc.) and other products.











The ECB stands ready to become the driving force behind creating a new source of growth for the Omron Group. We are focused on the development of technology that distinguishes the Group from its competitors and on encouraging growth in new business areas like LCD backlights, optical communications devices and MEMS sensors.

Soichi Yukawa Senior Managing Officer
Company President, Electronic Components Company

REVIEW OF FISCAL 2005

• Tough Fight for LCD Backlights

Domestic sales were weak in the first half of the fiscal year. However, in the second half of the year, particularly in the digital consumer electronics industry, the cycle of inventory adjustments came to an end, and demand recovered, benefiting from a big jump in FPC connector sales owing to brisk markets for flat-panel televisions and portable music players. Overseas, sales in China, a key region where we have strengthened our production capacity and marketing structure, grew significantly. In addition, European and American sales were also bullish owing to strengthened sales and marketing. On the other hand, sales in the LCD backlight business, which is a particular focus of the ECB segment, declined due to mounting price competition over small backlights for cellular phones and the late start of mass production of large backlights for flat-panel televisions. As a result, net sales in the ECB segment fell by 3.4% year on year to ¥97.7 billion. With higher prices for crude oil and materials, operating income dropped 30.3% to ¥11.2 billion. The operating income margin declined 4.4 points to 11.5%.

THE MARKET ENVIRONMENT AND KEY STRATEGY

• Working towards a Rapid Recovery in LCD Backlights

In fiscal 2006, we look for demand growth in the flat-panel television and cellular phone markets and for bullish industrial electronic component sales to hold steady. Given this anticipated environment, we will explore opportunities for our small-size LCD backlights in BRICs markets by leading with our energy-efficient products made using in-house technology. In response to the need for increasingly high performance-capable backlights for television-enabled mobile phones, we will try to put the sales back on track by creating a distribution supply system for ultra bright-type products. In regard to large-size LCD backlights, we are improving our supply system in parallel with the briskness of LCD television sales. Also, in August 2006 we will acquire Pioneer Precision Machinery Corporation, a major backlight maker, to add Pioneer's small-size (high-brightness, high-resolution) and medium-size backlight products to our lineup, aiming to raise total sales of the backlight business to ¥100 billion in fiscal 2008. China has been established as a key market, and our goal is considerably higher sales in China, which we intend to accomplish by strengthening production capacity and broadening our sales operations.

MEASURES FOR ACCELERATING GROWTH

• Looking to Expand the Optical Communications Devices Business

In December 2005, Omron acquired Aduro, Inc., a U.S.-based venture capital company for high-speed optical communications components, which we renamed Omron Network Products LLC. Given expectations of higher demand for even faster high-speed optical fiber networks and for transmission devices required for optical signal transmission & receiving modules, the ECB has developed a transmission-side multiplexer device which uses high precision lenses to compress multiple light wavelengths into one wavelength. This device will enable us to respond to the growth in the volume of communications data. On the other hand, Aduro, Inc., has developed a demultiplexer device which uses receiving-side optical signals. Based on this acquisition, the ECB is now able to supply transmission and receiving modules to the optical communications market. We believe these optical interface modules and other products will help us reach our fiscal 2006 sales target of ¥1.9 billion in the optical communications device business, a better than ten-fold increase over our fiscal 2005 sales.

• Expanding Our Lineup of LCD Backlight Products

In August 2006, Omron acquired Pioneer Precision Machinery Corporation, a major maker of small and medium-size LCD backlights, which we renamed OMRON PRECISION TECHNOLOGY Co., Ltd. Until now, the ECB has been focused on energy-efficient light source backlights for small-size LCDs used in such products as cellular phones and digital cameras. These LCDs are powered by our unique micro lens array technology to project light using one LED. At the same time, Pioneer Precision Machinery Corporation is strong in high-resolution high-brightness multi-light source backlights and is also engaged in making medium-size LCD backlights. Through our acquisition of this company, Omron is now in a position to provide a complete line-up of small, medium and large-size backlight products. Moreover, the small-size category will mainly consist of products that can meet the need for both energy-efficient backlights used in ordinary equipment and high-resolution high-brightness-type backlights used in high-end equipment, aiming for a 35% share of the global market for small-size backlights by fiscal 2008. (See page 12 of "Special Feature")

AUTOMOTIVE ELECTRONIC COMPONENTS BUSINESS (AEC)

Manufacture and sale of electronic components for automobiles

AEC RESULTS AND PLANS

Billions of yen

Fiscal Year	2006 Plan	2005	YoY	2004	2003
Net sales*	91.0	77.6	120.2%	64.6	58.8
Domestic	27.0	27.2	104.8%	26.0	24.8
Overseas	64.0	50.4	130.6%	38.6	34.0
North America	36.5	28.8	136.9%	21.0	20.9
Europe	10.5	6.2	115.7%	5.4	4.0
Asia	16.0	15.1	127.6%	11.9	8.8
China	1.0	0.1	—	0	0
Direct exports	0	0	15.7%	0.3	0.3
Operating income*	3.0	(2.0)	—	(0.9)	1.0
Operating income margin*	3.3%	—	—	—	1.7%
R&D expenses	7.0	6.7	103.7%	6.4	5.2
Depreciation and amortization		5.7	175.2%	3.3	3.0
Capital expenditures	9.0	11.9	157.5%	7.6	9.0

* Projections for FY2006 are based on an exchange rate of ¥110/US$ and ¥135/Euro.
* The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

Automotive Laser Radar
Measures the distance to the vehicle head using a sensitive wide field laser and provides automatic braking. Automobiles, bicycles and other obstacles are also detectable.

Electric Power Steering Controllers
Compared with conventional oil pressurization, electric (motorized) power steering leads to improved fuel efficiency. Consequently, adoption of electric power steering controllers is rapidly expanding in new automobile models.

Automotive Relays
High reliability and longevity are the important qualities required of automotive relays, which have a wide range of applications. In particular, demand for automotive printed circuit board relays for use in motor control is rapidly increasing.









As the trends of safety, comfort and environmental friendliness are leading to increasing high performance and greater use of electronic components in automobiles, the AEC is utilizing its advanced "Sensing & Control" technology to both develop high value-added products and push forward with improvements to our cost structure, to keep ahead of the global competition.

Hiroki Toyama Managing Officer
Company President, Automotive Electronic Components Company

REVIEW OF FISCAL 2005

• Achieved Higher Sales in all Areas, but Cost Increases Are Painful

Although there was disparity in operating results among automotive manufacturers, global automobile production was generally quite strong in fiscal 2005. Based on the trend of building more environmentally friendly and safer automobiles, the AEC recorded increased sales of products developed in line with the introduction of new models by our customers. By region, sales in North America showed an especially impressive performance, rising 36.9% from the previous fiscal year on the back of newly released products. In Asia, sales rose 27.6% year on year, benefiting from the strong sales of major customers. Moreover, with the help of higher sales at a relay subsidiary we acquired in the previous fiscal year, sales in Europe also climbed. The total of overseas sales finished ¥6.4 billion above the target we set at the beginning of the fiscal year. As a result, net sales in the AEC business rose 20.2% year on year to ¥77.6 billion. However, more severe price competition and the cost of quality improvements in our North American production bases hurt earnings, causing the segment to suffer an operating loss of ¥2 billion, greater than the operating loss of ¥0.9 billion a year earlier.

THE MARKET ENVIRONMENT AND KEY STRATEGY

• The Key Issue Is to Improve Profitability

Global automobile production is expected to continue to grow in fiscal 2006, driven mainly by expanded output in China, Eastern Europe and South America. In this context, the AEC new products are being adopted increasingly in the overseas and domestic development of new automobile models. Also, now that our production subsidiary in China has become fully operational, we are expecting AEC sales to rise 17.3% year on year in fiscal 2006, for the second consecutive year of double-digit growth. The key issue, however, is to improve profitability. In fiscal 2005, the cost of making improvements to quality in our North American production bases placed enormous pressure on profits, but in our view this was a one-time expenditure. As well, we believe that the steep rise in raw material prices can be offset through the selecting of suppliers and better productivity. Lastly, we plan to take full advantage of Group synergies to address costs in a number of ways. For example, we are aiming to strengthen our cost competitiveness globally, promoting the expansion of our line-up of high value-added products such as automotive laser radars, boosting China-based production, sharing component suppliers with other companies in the group, and exploring ways to reduce research and development expenses.

MEASURES FOR ACCELERATING GROWTH

• Production Base in China Commences Operation

Automobile production in China is currently estimated at five million units. According to forecasts, China's annual automobile production will continue to grow at 10% annually in the years ahead. Some forecasts indicate that by 2007 or 2008 the number of automobiles produced in China annually will exceed Japan's total annual output of seven million units. For this reason, global automotive manufacturers are speeding up their timetables for localizing production in China. Given this situation, in January 2006 the AEC established a new plant in Guangzhou that produces keyless entry systems and power window switches with a view to meeting the procurement needs of the major automobile manufacturers operating in China. Plans call for the Guangzhou plant to achieve sales of ¥5 billion in fiscal 2007. But in future we will position the Guangzhou plant as an important base for strengthening the AEC's overall cost competitiveness, adjust the global supply structure, and aim to double or triple the plant's production capacity within three years.

• New Automotive Laser Radar System in Development

Given the strong interest in the development of Advanced Safety Vehicles (ASV), the AEC is already active in the area of car-following control systems and collision mitigation systems. It is supplying the major automobile makers with laser radars, for precisely measuring the distance to the vehicle in front and the direction of movement of one's own vehicle. The rapidly growing need to reduce accidents is also encouraging the AEC to further develop its laser radar technology and to move ahead with development of a fusion system incorporating a high dynamic range camera (See page 14 of "Special Feature"). The AEC segment is using its core "sensor technology" and "control technology" to develop high value-added products to meet the high-performance needs of safety vehicles and to be able to expand into new growth areas.

SOCIAL SYSTEMS BUSINESS (SSB)

Manufacturing and sales of railroad equipment, such as automated passenger gates, and traffic management systems plus services

SSB RESULTS AND PLANS

Billions of yen

Fiscal Year	2006 Plan	2005	Y o Y	2004	2003
Net sales*	99.0	91.8	79.7%	115.2	136.0
Domestic	95.0	90.5	83.3%	108.6	126.4
Overseas	4.0	1.3	20.3%	6.6	9.6
North America	0.5	0.2	96.4%	0.2	0.2
Europe	0	0	0.0%	0.4	0.9
Asia	0	0	—	0	—
China	0	0	—	0	0.4
Direct exports	3.5	1.1	19.1%	6.0	8.0
Operating income*	6.0	4.4	68.9%	6.4	10.4
Operating income margin*	6.1%	4.8%	(0.8 pt.)	5.6%	7.6%
R&D expenses	3.6	4.0	74.8%	5.3	7.6
Depreciation and amortization		2.4	40.1%	6.1	6.6
Capital expenditures	4.0	4.3	104.3%	4.1	3.2

* Projections for FY2006 are based on an exchange rate of ¥110/US$ and ¥136/Euro.

* The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

Non-contact IC specialized automated passenger gates

A new style of automated passenger gates; antenna components attached to passenger gates instantly read information contained in a briefly flashed non-contact IC card and then allow passengers to pass through.

Next-generation image sensors

Sensors that can read motion differences in moving objects, differentiate multiple objects onscreen and perform precise tracking operations. In the road traffic control systems field, the movement to different directions of automobiles at intersections can be precisely measured.

Security solutions

Providing optimum solutions to such problems as the risk of private information leaks and preparing packages to protect "people, things, information, and environment" which are the assets of our customers..









The SSB provides various systems that support society's railroad and roadway infrastructure. Moreover, in recent years we have pursued the creation of new value by also putting our energies into a Security Solutions Business that can respond to the increasingly obvious social need for "security" and "safety."

Yutaka Takigawa Senior Managing Officer
Company President, Social Systems Solutions Business Company

REVIEW OF FISCAL 2005

• Above Target Net Sales and Profits

In the railway station service systems business, demand for upgraded and remodeled ticket sales machines in response to the issuance of new paper currency has ebbed. However, demand for upgraded and remodeled equipment to respond to the growing conversion of rail passes to an IC format and the existence of large-scale projects associated with the start-up of new railroad lines remain favorable. In the road traffic control systems business, fierce competition in the traffic control systems market is prolonging a severe business environment. In other business, new business, such as security solutions and IC cards & mobile solutions, generated increased net sales. Furthermore, in the related maintenance business, OA systems and other IT-related business as well as the maintenance & repair of other company products business produced higher net sales. On an overall basis, the increase in demand was a positive outcome, but the impact of transferring the information equipment business, which includes ATMs, to an equity-method affiliate led to SSB net sales of 91.8 billion yen (down 20.3% YoY), operating income of 4.4 billion yen (down 31.1%) and an operating income margin of 4.8% (down 0.8%).

THE MARKET ENVIRONMENT AND KEY STRATEGY

• Pushing Structural Changes

In FY 2006, we believe the railway station service systems business will benefit from growth in demand for upgraded and remodeled equipment that can respond to the continuous and full-scale adoption of IC cards and higher demand for IC card-compatible systems. However, in the road traffic control systems business, we anticipate severe business conditions to remain owing to restrained public investment. In this context, the SSB is changing to a business structure necessary to maintain stable growth by offering consistently high added-value total solutions including software and services. As a new business, in addition to strengthening our security solutions business and alongside the expansion of railway IC cards, we are aiming to establish an IC card and mobile solutions business in and around train stations. Furthermore, we are proactively expanding our sales activities in China, where infrastructure development is continuing to accelerate.

MEASURES FOR ACCELERATING GROWTH

• Tapping into Demand for Social Infrastructure in China

In June 2005, the SSB and a Chinese business partner jointly received an order for an Automatic Fare Collection (AFC) system for all 22 railway stations along Beijing's newly constructed Subway Line #5. This AFC system applies contactless IC cards for all kinds of tickets and will be environmentally friendly by recycling single journey tickets, which are collected automatically at exit gates and reissued by ticket sales machines including Booking Office Machines and Ticket Vending Machines. Line #5 will begin operating with this AFC system in July 2007. These new subways are intended by Beijing City Government as a means of traffic management for the 2008 Beijing Olympics, and also as a solution against traffic congestion and associated environmental problems which are getting worse. The order is the result of steady marketing we have conducted over more than two years. Omron intends to use this opportunity to further expand business in the Chinese market and establish the Omron brand name.

• Developing Innovative Image Sensors in the Security Field

Omron has developed innovative image sensors in cooperation with researchers at Tokyo University by applying technology based on the "Spatio-Temporal Markov Random Field" algorithm they created. These sensors read motion differences in moving objects, differentiate multiple objects onscreen and perform precise tracking operations. For example, the sensors can be used to read the presence of two vehicles and then select one vehicle for tracking. Also, these sensors can be installed in traffic intersection cameras to help ease traffic congestion by adjusting traffic signals to the flow of vehicles. They can also be used at crosswalks to prolong the "Walk" signal for elderly pedestrians. Beyond highways and intersections, other uses for these new sensors are likely. We anticipate a wide range of demand from fields where high-level surveillance is required, such as anti-terrorism, and at airports, train stations and factories.

HEALTHCARE BUSINESS (HCB)

Manufacture and sale of medical devices for home and institutional use

HCB RESULTS AND PLANS

Billions of yen

Fiscal Year	2006 Plan	2005	Y o Y	2004	2003
Net sales*	66.5	61.1	120.8%	50.6	47.0
Domestic	33.5	30.3	131.6%	23.1	21.3
Overseas	33.0	30.8	111.7%	27.5	25.7
North America	16.0	15.4	105.6%	14.6	13.3
Europe	11.0	10.6	119.4%	8.9	8.3
Asia	1.5	1.6	116.3%	1.4	1.2
China	4.0	2.9	114.1%	2.6	2.7
Direct exports	0.5	0.2	180.8%	0.1	0.1
Operating income*	8.5	8.7	113.5%	7.6	7.2
Operating income margin*	12.8%	14.2%	(0.9 pt.)	15.1%	15.3%
R&D expenses	4.0	3.4	124.5%	2.7	2.7
Depreciation and amortization		1.1	148.6%	0.7	0.9
Capital expenditures	2.0	1.5	71.4%	2.1	1.9

* Projections for FY2006 are based on an exchange rate of ¥110/US$ and ¥135/Euro.

* The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

"HEM-7020" Digital Blood Pressure Monitor
A blood pressure monitor which has the ability to detect early morning hypertension, which is difficult to diagnose in hospital. An "early morning hypertension" mark lights up if the weekly average morning blood pressure exceeds the mean home blood pressure of 135/85mmHg.

"HBF-362" Body Composition Analyzer
A body composition analyzer which measures the percentage of subcutaneous fat and skeletal muscle in the torso, legs and arms. Also has the ability to compare various results against mean values for the same build, sex, and age.

"Form" Blood Pressure and Pulse Wave Screening Device
A blood pressure and pulse wave screening device which is capable of measuring vascular hardening, narrowing and blockage. It allows for easy checking of a patient's blood vessels in the space of a few minutes, enabling efficient treatment of lifestyle-related disease.



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Omron Healthcare Co., Ltd. (HCB) is steadily expanding its business in response to growing global awareness to prevent lifestyle-related diseases. Our goal is to achieve further growth through our "Healthcare at Home" business, which plays a useful role at medical institutions in enabling preventive treatment of diseases based on bio-information and/or behavioral information recorded at home.

Keiichiro Akahoshi
Representative Director and Chief Executive Officer, Omron Healthcare Co., Ltd.

REVIEW OF FISCAL 2005

• Favorable Domestic and Overseas Results

In fiscal 2005, increased attention to personal health and growing awareness to prevent lifestyle-related diseases both in Japan and overseas resulted in higher sales in every region, of the sales of our mainstay product, digital blood pressure monitors. In the Japanese market, growing awareness of metabolic syndrome and interest in visceral fat helped produce strong sales of our body composition analyzers with scales. At the same time, in order to strengthen our business directed at medical institutions, in June 2005, we acquired Colin Medical Technology Corporation, a major medical device manufacturer, and renamed it OMRON COLIN Co., Ltd. (OHK). In overseas markets, business expansion in Russia with the launch of a new sales office there contributed to the high sales growth in Europe, while in Southeast Asia demand for our nebulizers increased. As a result, the HCB segment had net sales of ¥61.1 billion (up 20.8% YoY) and operating income of ¥8.7 billion (up 13.5%). Costs ballooned with the acquisition of OHK, causing the operating income margin to fall 0.9 percentage points to 14.2%.

THE MARKET ENVIRONMENT AND KEY STRATEGY

• Focused on Product Development with the View of Expanding Market to Prevent Lifestyle-Related Diseases

In Japan, promoting preventive medicine has been employed as one of the national policies to control medical costs. Under the guidance of national and local government authorities, efforts to address lifestyle-related disease prevention are being accelerated. Also, as societies become aging and the number of patients with lifestyle-related diseases increases, primarily in advanced countries, we expect demand for our healthcare and medical equipment continuously to expand. Moreover, the idea has acquired general consensus among medical professionals that sharing bio-information measured at home leads effective and efficient medical treatment and supervision. Given these circumstances and views, HCB is improving its line-up of equipment useful for preventing lifestyle-related diseases, especially its "Cardiovascular Indices Monitoring Systems" designed to measure blood pressure and stiffness of arteries, while focusing the development of "Healthcare at Home" products which measure daily bio-information at home to be utilized for preventive medicine

MEASURES FOR ACCELERATING GROWTH

• Acquisition of OHK Helps Strengthen and Expand Our Business Directed at Medical Institutions

The acquisition of OHK represents our decision to greatly increase our presence in the "Preventive Medicine" business field; our restructuring of the business framework across the entire HCB group has been ongoing from the "Healthcare at Home" standpoint. Subsequent to the acquisition, OHK's development division was merged into HCB in April 2006, to promote the development of new products—combining technologies of caradiovascular monitoring systems which have been strengths of both companies—such as digital blood pressure monitors and vascular screening devices. Moreover, streamlining of business was enforced by merging the marketing division specializing in medical institutions into OHK. In fiscal 2006, we plan to invest about ¥0.7 billion in structural reforms in the HCB business to achieve even greater efficiency.

Health Data Collected at Home is Used in Preventive Medicine at Medical Institutions


HOME
Blood pressure is measured at home
Data is brought to the doctor
Therapy/advice /follow-up
HOSPITAL
Measurement data is used in therapy
Diagnosis
• Early morning hypertension (prescription of medication)
• Advice on lifestyle improvement
• Follow-up visits

Targeting the Market for Preventive Medicine


Health care Professionals
Consumers
Institutional use
•Vascular screening devices
•Hospital room monitors
•Operating room monitors
Preventive Medicine business
Home use
•Blood pressure monitors
•Body composition (fat) meters
•Pedometers
Expansion of operating base through acquisition of OHK
Growth through synergies between Omron and OHK
Existing business area of Omron Healthcare
Home
Medical institutions



The Business Development Group carries out the Omron Group's growth strategy. It seeks out and fosters new business opportunities and actively supports technological development and product commercialization. In particular, it is giving priority to the investment of management resources in the RFID business and the electric power remote monitoring service business.

Kazunobu Amemiya Executive Officer
Senior General Manager, Business Development Group

AB RESULTS AND PLANS

Billions of yen

Fiscal Year	2006 Plan	2005	Y o Y	2004	2003
Net sales*	24.0	25.9	96.8%	26.8	24.5
Domestic	24.0	25.6	97.0%	26.4	24.0
Overseas	0	0.3	87.0%	0.4	0.5
North America	0	0	—	0	0.1
Europe	0	0	—	0	0
Asia	0	0	—	0	0
China	0	0.2	74.5%	0.3	0.4
Direct exports	0	0.1	80.2%	0.1	0
Operating income*	0.5	1.7	43.9%	3.8	3.8
Operating income margin*	2.1%	6.4%	(7.8pt.)	14.2%	15.5%
R&D expenses	11.9	10.2	97.1%	10.6	9.8
Depreciation and amortization		5.5	106.4%	5.1	1.3
Capital expenditures	7.0	6.0	104.0%	5.8	9.5

*Projections for FY2006 are based on an exchange rate of ¥110/US$ and ¥135/Euro.
*The sales figures given indicate sales to external customers and exclude intersegment transactions. Operating income indicates income including internal income prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable.

Tag Inlets
A tiny film-like device with an IC chip embedded with an antenna. Generally, the device is used inside a tag or a label and stored data is read with a special reader.

REVIEW OF FISCAL 2005

• Entertainment Business, Computer Peripherals and RFID Proved Positive

In the entertainment business, favorable results for cellular phone content distribution boosted sales, and in the computer peripherals business sales increased dramatically. Also, the Radio Frequency Identification (RFID) business, one of our focuses of business development, has entered an expansion phase on the back of rising domestic and overseas demand. However, in the wireless sensing business, easy-to-install vehicle anti-theft system sales were sluggish. As a result, Other Business net sales fell 3.2% year on year to ¥25.9 billion and operating income declined ¥2.1 billion to ¥1.7 billion.

THE MARKET ENVIRONMENT AND KEY STRATEGY

• Accelerating Development of the RFID Business in North America

Given the recovery in operating results and other background factors, we will try to boost sales of communications equipment, such as broadband routers, and backup power supplies in the computer peripherals business. In the area of new business, we are accelerating development of the RFID business in the North American market, where it has finally entered a phase of full-scale growth, and in the domestic market we are working to increase sales of electric power remote monitoring systems. However, we plan to streamline our product choices and businesses based on profitability and growth potential, and as a result Other Business net sales are expected to fall 7.5% year-on-year in fiscal 2006.

MEASURES FOR ACCELERATING GROWTH

• Expanding RFID Manufacturing Lines

The RFID Business Development Division has built new Tag Inlet manufacturing lines in response to expected growth in demand for UHF-band IC Tag Inlets. As a result in fiscal 2006 we anticipate a year-on-year doubling of sales in the RFID business. In the United States, suppliers dealing with Wal-Mart, the world's largest retailer, are installing RFID systems, and in the domestic market, UHF-band RFID systems have been spreading since the use of UHF-band radio waves became possible in April 2005.

Given these conditions, the Omron Group has developed an ultrasonic bonding technology, named JOMFUL, which addresses the most common problem with Tag Inlets, namely the poor connections of IC contact points. The technology features strong bonding capabilities and stable communication distance, and patents have been applied for in Japan, the US, Europe, South Korea and Taiwan. We are aiming at a global market share of 20% for UHF-band RFID systems within the next three years.

Contents

As a global company, the Omron Group is dedicated to working harder than ever before to demonstrate accountability to our stakeholders, increase management transparency and manage, as well as maintain support for, an appropriate governance system. Also, we remain focused on our goal of fostering a strong set of corporate ethics that go beyond the observance of laws and regulations and on promoting internal control such as an extensive compliance and corporate ethics program.

CORPORATE GOVERNANCE STRUCTURE

Basic Policies

The major goal of the Omron Group which underlies all stakeholder expectations is "long-term maximization of corporate value". Reaching this goal requires efficient and competitive management, which we strive to achieve by creating optimized systems of management control and practicing sound corporate management. To achieve stronger corporate governance, we make a constant effort to put into practice three guiding perspectives: fulfilling management accountability, achieving management transparency and pursuing high business ethics. In keeping with this effort, the goal of our Group's corporate governance is to earn the support of our stakeholders and achieve sustainable corporate growth by improving our corporate competitiveness and by building a structure (an audit system) that functions to guarantee this outcome.

Governance Structure

In 1999, the Omron Group separated corporate management and business execution by introducing both a Managing Officer System and an Internal Company System. This move also represented an opportunity to encourage each business segment to focus on maximizing their strengths in their own areas of business, to assign broader powers to the presidents of each internal company who have expertise in certain fields of business, to facilitate swift decision-making, and to enhance productivity. It was also a moment to clarify roles and responsibilities and commit ourselves to a diverse set of management goals, including the profit of each company, and a performance-based compensation program for the purpose of realizing shareholder value-based corporate value management.

1) Management and Monitoring Structure

Omron operates with a small seven-member Board of Directors to increase efficiency and engage in more results-oriented deliberations. Our management monitoring functions are based on separating the duties of corporate management and business execution. Both of these duties are the responsibility of the President & CEO, while corporate management duties are the responsibility of the Directors and business execution duties are the responsibility of the Executive Officers. Furthermore, in order to enforce our management objectivity, we have separated the positions of Chairman of the Board of Directors and CEO and worked to strengthen management monitoring functions. In addition, the Chairman of the Board of Directors oversees business operations as a representative of the stakeholders without actually taking part in the execution of business.

In regard to matters pertaining to the appointment, promotion, and remuneration of all Board Members (Directors, Auditors, and Managing Officers), we maintain objectivity and transparency through the Personnel Advisory Committee and the Remuneration Advisory Committee within the Board of Directors and by having our two outside Directors chair each of the committees. These committees are the venue for addressing personnel and remuneration matters relating to all Directors, and none reserves seats for the Chairman of the Board and the President.

2) Auditing Functions

The Board of Corporate Auditors, which consists of four auditors (three of whom are outside corporate auditors), monitors governance and management conditions as well as the daily activities of management, including those of the board of directors. Also, in undertaking its internal auditing function, the Audit Office, which functions directly under the President & CEO, periodically conducts

Structure of Omron Corporate Governance


Shareholders General Meeting
Board of Auditors
Board of Directors
Board of Auditors Office
Personnel Advisory Committee
Auditing Firm
Compensation Advisory Committee
Executive Organization
President & CEO
Corporate Environmental Activity Committee
Corporate Ethics & Conduct Committee
Executive Council
Audit Office
CSR Management Headquarters
Information Disclosure Committee

Board of Directors This Board monitors executive operations (President and Chief Executive Officer) and decides important business practices and strategies for matters such as company objectives and management strategy. The Board is chaired by the Chairman of the Board of Directors, who monitors executive activities and represents stakeholders who do not hold executive positions.

Board of Auditors This Board consists of four auditors, of whom three are outside auditors. The Board checks expected governance and management conditions, and it monitors daily activities of management, including the Board of Directors.

Personnel Advisory Committee This Committee, formed of outside directors, receives guidance from the Chairman of the Board of Directors and from the President, sets election standards for the Board of Directors, Board of Auditors and executive officers, selects candidates, and evaluates current officers.

Compensation Advisory Committee This Committee, which consists of outside directors, receives guidance from the Chairman of the Board of Directors and from the President, decides on the compensation structure for the Board of Directors, board of auditors and executive officers, sets evaluation standards, and evaluates current officers.

Executive Council This Council determines and reviews important executive matters that are within the scope of authority of the President. Under the internal company system, decision-making is streamlined and operations made more efficient by transferring authority to the presidents of each company.

Audit Office This Office periodically conducts internal audits of accounting, administration, business risks, and compliance for each headquarters division and each company, and it offers concrete advice for monitoring and administrative improvement.

internal audits of accounting, administration, business risks, and compliance in each headquarters division and in each company. In addition to its checking functions, the Audit Office also offers specific advice on ways of improving administrative functions.

Information Disclosure Committee Established

In fiscal 2005, we responded to the needs of our shareholders and other stakeholders for more pro-active information disclosure by exploring the creation of our own unique and rigorous information disclosure standards in accordance with those stock exchange rules which require timely disclosure. In June 2006, the Information Disclosure Committee chaired by the President of Omron was established and a new system was created to monitor information disclosure activities for the entire Group. Based on these steps, we have moved to further upgrade the quality of our management accountability.

COMPLIANCE

Basic Policies

To insure that our corporate ethics are widely understood and established, the Group is taking four important actions: (1) active monitoring, (2) activating a PDCA cycle, (3) reinforcing compliance education and (4) rebuilding our compliance structure.

Compliance Structure

In 2003, the Group combined its risk management and compliance activities by establishing a Corporate Ethics & Business Conduct Committee chaired by Omron's President. The general manager of each division and the president of each company participate in this committee to report on corporate ethics efforts for their respective organizations in accordance with Omron's corporate ethics and conduct framework and on the status of the response to each risk. Moreover, the Corporate Ethics & Business Conduct Committee has established a whistleblower center called the "Corporate Ethics Hotline" (a call center was also opened at an outside law firm in fiscal 2005), which is situated within the Corporate General Affairs Division, to receive reports directly from employees and their families.

Rebuilding Our Domestic and Overseas Compliance Structure

In fiscal 2005, the compliance and risk management activities in the affiliated companies under the supervision of our companies were rebuilt in several ways. First, in September 2005, in order to organize these activities, all domestic affiliated companies selected an individual to serve as a corporate ethics manager, and the members of that committee started to receive education and training. Second, in conducting monitoring and management training, we put a high priority on relatively small-size affiliated companies which have marketing functions and are facing severe market competition.

At the same time, we are promoting (i) awareness of our Corporate Ethics and Business Conduct Guidelines throughout the entire Group by starting to edit a "casebook" to provide specific examples of problem situations along with judgment criteria to help guide appropriate reactions and (ii) the creation of a system by which all Directors and employees can proactively execute corporate ethics and compliance PDCA.

In addition, we finished writing and publishing region-specific *Corporate Ethics and Business Conduct Guidelines* for four areas of the world in fiscal 2005. Also, the so called "legal monitoring" we first introduced in the North America region has also been introduced in China, and the Asia Pacific region. In these two regions, we have started to provide compliance training to designated managers. In fiscal 2006, an education and training program for managers will be continued to ensure and strengthen compliance and we will institute monitoring in each global area.

Risk Management Structure and Internal Control System

The Omron Group is improving its internal control system as we believe that all risk arising from management and business operations must be accurately assessed and controlled in order to appropriately manage operations, maintain stable growth and secure the required level of management resources. To achieve this end, Omron is putting into place a system of risk management for detecting, analyzing, countering and monitoring risk in each division and internal company. Moreover, the Corporate General Affairs Division has oversight of risk management activities, and efforts are underway to identify and control risk throughout the Group.

Structure of Omron Corporate Ethics


Corporate Ethics & Business Conduct Committee
Committee Chair (President & CEO)
Committee Secretariat
Corporate Ethics Hotline
Business Company Committee Members (Business Company Presidents)
Corporate Committee Members (Head Office Administrative Division Managers)
Corporate Ethics & Business Conduct Promotion Committee
Specialized Committees
Export Control Committee
Human Rights Committee
Safety and Health Committee
Central Disaster Prevention Committee
Business Companies' Promotional Departments
Administrative Divisions' Promotional Departments

For more information about our Corporate Governance and Legal Compliance programs, please refer to our Company Sustainability Report 2006
http://www.omron.com/corporate/csr/

Ever since our founding, Omron has worked sincerely in the belief that the Company's real purpose lies not only in seeking profits but also in serving society. Omron will, while upholding this corporate core value of "Working for the benefit of society", work to meet the expectations of our stakeholders while fulfilling our social responsibility toward sustainable development in the "optimization society."

The Basic Philosophy of CSR: Working for the Benefit of Society

Today, the criteria for evaluating a company are not only profitability and growth. Social value, as well, has been given greater importance. A company's social value means how a company fulfills its responsibility to society and how it contributes to a society's sustainable development. On top of this change in society's expectations toward corporations, the expansion and globalization of the Omron Group's business and the subsequent diversification of our stakeholders* prompted us to review and reorganize the platform of our corporate philosophy, and we have restated it in the form of the new Omron Principles. This review process resulted in our re-acknowledgement of the importance of our corporate core value: "Working for the benefit of society" which we have upheld since our founding. This is the very spirit behind our Corporate Motto: "At work for a better life, a better world for all." Omron has been managed based upon this corporate core value for over 50 years. The Omron Group once again places this corporate core value at the center of the new Omron Principles and puts it into action with stronger conviction. We are convinced that it is the true fulfillment of CSR. Omron intends to continue its management responding to the expectations of our stakeholders, adhering to our belief that by meeting social needs we can earn the trust and respect of society as good corporate citizens.

* Stakeholders: Omron considers that our stakeholders, those who are affected by our actions, consist mainly of employees, business partners, customers, shareholders & investors, and society.

CSR Management System

The Omron Group has established "CSR Management Headquarters" under the direct control of the President and CEO, to assume planning and supervising functions related to CSR. Specific CSR activities, including environmental conservation, respect for human rights, promotion of appropriate labor standards, maintenance and improvement of corporate ethics, and corporate citizenship, are promoted through each specialized-function administrative division or internal business company. A CSR manager was assigned and a CSR management promotion system was set up at each internal business company. At present, the Omron Group has set out three CSR pillars of basic policy and four focused areas. In the future, the Omron Group plans to specify criteria for evaluating performance related to common corporate-wide CSR elements.

Three Pillars of Omron's CSR Activities

[1] Contributing to a better society through business operations.
Continuously offering advanced technologies, high-quality products and services through the cultivation of social needs.

[2] Always demonstrating fairness and integrity in the promotion of corporate activities.
By addressing a broad range of issues including legal compliance, corporate ethics, accountability and disclosure, we will promote more transparent corporate activities that maintain fairness and integrity.

[3] Showing a commitment to addressing societal issues as a concerned party.
We aim to address various issues such as those related to human rights, labor relations and the environment in a way that draws on Omron's distinctive strengths.

Four Focused Areas for CSR

[1] Cultivating social needs through business operations.
[2] Strengthening legal compliance and corporate ethics.
[3] Addressing diversity issues through endeavors including extending support to people with disabilities and encouraging women to take more active roles in the workplace.
[4] Commitment to environmental conservation.


Corporate Motto
At work for a better life, a better world for all.
The Omron Principles
Corporate Core Value
Working for the benefit of society
Management Principles
●Challenging ourselves to always do better
●Innovation driven by social needs
●Respect for humanity
Management Commitments
●Respect for individuality and diversity
●Maximum customer satisfaction
●Relationship-building with shareholders
●Awareness and practice of corporate citizenship
Guiding Principles for Action
●Quality first
●Unceasing commitment to challenging ourselves
●Integrity and high ethics
●Self-reliance and mutual support

Implementation of CSR

Contributing to the "Optimization Society"

"Seed-Innovation to Need-Impetus Cyclic Evolution (SINIC) theory (See page 79 for more information): science, technology and society have a cyclical relationship", the predictive theory, developed by Omron's founder Kazuma Tateisi, has served as a compass determining the direction of Omron's management. This theory predicted the "Optimization Society" where not only productivity but also new needs such as safety, security, environment and health are pursued. We believe that we are now in this new society. Omron, which has successfully anticipated and met the potential needs of society based on its SINIC theory, now promotes development and provision of products and services contributing to the "Optimization Society." Specifically this includes: safety sensors to prevent industrial accidents at manufacturing sites, laser radar systems to anticipate imminent danger and automatically activate brakes, and home medical care equipment to enable individuals to monitor and assess their daily health and to help them improve their lifestyles.

Addressing Diversity

Under the banner of fairness and impartiality and being free from gender and other discrimination, the Omron Group promotes its endeavors to address diversity issues through providing our diverse group of employees with opportunities to exercise their full potential at work. Specifically we provide female leadership training programs in order to bring out the abilities of our female employees. As a result we have improved our appointment ratio of female employees to positions of responsibility. The Omron Group has proactively promoted normalization* while working to improve the group-wide employment ratio of persons with disabilities since the establishment of a first-of-its-kind factory in Japan in 1972, Omron Taiyo Co., Ltd., which provides persons with disabilities with special considerations. In fiscal 2006, we plan to take advantage of our track record of experience in hiring the physically handicapped and other forms of know-how to begin a "Physically Handicapped Employment Support Business for the Physically Handicapped."

* Normalization: It is enshrined in the United Nations Declaration on the Rights of Disabled Persons: Bearing in mind the necessity of preventing physical and mental disabilities and of assisting disabled persons to develop their abilities in the most varied fields of activities and of promoting their integration as far as possible in normal life.

Commitment to Environmental Conservation

Basic Thoughts About Environmental Management

The Omron Group has positioned environmental issues as one of our important management objectives. We are of course working to reduce the burden of our activities on the environment and we also work to create products and technology that will help to preserve the environment. Our environmental management strives to bring together economy and ecology.

Completion of Compliance with the RoHS Directive

In fiscal 2005 our environmental conservation costs registered a year-on-year increase of ¥3.2 billion to ¥7.5 billion due to a ¥3.1 billion increase in research and development to comply with the RoHS (Restriction of Hazardous Substances) directive which took effect in July 2006 and other European regulatory requirements. With this investment we have eliminated hazardous substances from not only the product parts we purchase but also from our manufacturing processes. We have also built an environmental security system at the developmental and design stages of our operations. We successfully completed our process to comply with RoHS at the end of March 2006.

74 %: Product Ratio Certified as Eco-label Products

The Omron Group has assessed products' potential impact on the environment in order to assure that our products fully comply with environmental laws and regulations all over the world. The Omron Group defines those products that have met environmental targets through these product assessments as "Eco-Products." Those products that satisfy even higher standards of environmental impact reduction are certified as "Eco-label products" and are eligible to bear Omron's Eco-label. In fiscal 2005, 74% of the new product developments met the Eco-label Product environmental standard.

Eco-label Product Developments in Fiscal 2005


140
88
85

Six RoHS banned substances eliminated HEM-5001 Digital Blood Pressure Monitor
This upper arm-type blood pressure monitor allows a patient to share two years' worth of home-measured blood pressure data with his doctor to assist in diagnosis.



30% less metal in use 3P5JX Vision Sensor for Intersections
Installed at street corners, this sensor captures the image of passing vehicles to control the traffic lights, thus helping alleviate traffic jams.

For more details about Omron's implementation activities please see The Company Sustainability Report 2006.

We believe it is important that we fulfill our responsibility to create dialog with more of our stakeholders, explaining thoughts regarding the expectations people hold for us, and having everyone understand our position. For more details regarding Omron's CSR principles, plans and activity reports, please refer to The Company Sustainability Report 2006 available on our website. We would be happy to hear everyone's frank opinions.
http://www.omron.com/corporate/csr/

The mission of the Omron Group is to be a pioneer among companies in the creation of social needs and the carrying out of continuous innovation. The proof of our accomplishments in these areas is our intellectual property portfolio, which is one of the most important resources available to management for determining growth potential, profitability and sustainability.

The Basis of Our Intellectual Property Strategy

The Omron Group is strengthening and strategically leveraging its intellectual property portfolio of patents, know-how, copyright and trademarks in order to maximize corporate value.

From a company-wide perspective, the Group's research and development scheme is structured so that the Advance Device Laboratory and Sensing & Control Laboratory, both belonging to our R&D Headquarters, undertake fundamental research and development while each Group company translates the two Laboratories' work into application technologies and commercial products. Also, our R&D policy takes core technology as the starting point for creating management-driven three to five-year growth scenarios. Executing a scenario involves bringing together three separate themes: Group growth strategy, business company growth strategy and core technology development. The first and second themes are handled jointly by the business companies and R&D Headquarters, while the third is handled solely by the R&D Headquarters.

Furthermore, the sections involved in our management & business strategies, technology strategies, and intellectual property strategies all share common growth strategies, thereby building a structure which can generate technologies that become the core of our business growth, acquire potent intellectual property and translate intellectual property into actual business growth.

With our R&D expense ratio set at a higher-than-normal level of 8%*, total R&D expenses amounted to ¥50.5 billion in fiscal 2005. The ratio of investment in basic technology development versus commercial product and business development was one to five.

*Prior to losses resulting from the return of the substitute portion of the employee pension fund managed on behalf of the government

Measures to Enhance Our Intellectual Property

Promoting Our Global Patenting Strategy

Since the Omron Group started putting into practice its long-term vision GD2010 in 2001, we have accelerated our business development on a global basis and increased our overseas patent applications. In particular, we are striving to secure internationally recognized patent rights. In the United States, which is the world's superpower in terms of patents, we are strengthening acquisition of patents in order to increase our international competitiveness.

In China, which is a country of strategic importance to us for production and marketing reasons, we are aggressively seeking patent rights as a way of supporting our business growth in that country.

Planning to Open a Fundamental R&D Center in China

In December 2006 the Omron Group plans to open an R&D center (a registered corporation) in Shanghai, China called the Omron Institute of Sensing & Control Technology (Shanghai) Co., Ltd. It will begin with about 100 people tackling 30 different research themes, with the intention of doubling both the number of research personnel and research themes by the end of fiscal 2007. Under current plans the institute will focus mainly on R&D in the areas of human facial recognition and image sensing of shapes and conditions of various objects. Until now individual Group companies have had their own commercial product development bases in China, but this is the first time that an incorporated institution is to be established for fundamental research. The institute will be located next to Shanghai Jiao Tong University, in an area with excellent research and education facilities, where highly capable graduate students and researchers are concentrated, many of whom have studied overseas. (Each year some 100,000 Chinese students who have studied advanced technology in Europe, US and Japan return to their homeland.) It will be a place where Chinese faculty, graduate students, other university-based researchers and Omron researchers can work side by side, putting the concept of "collaborative innovation" into practice and creating new value.

Intellectual Property: Developing a Strategy and Business Growth Scenario


Management/
Business Strategy
Original technologies = maximization of corporate value by the power of intellectual property
Technology Strategy
Strengthening our technical edge through the creation of core technologies
Intellectual Property Strategy
Development of strong intellectual property and mitigation of risk
Shared Growth Strategy
Group Structure
Management Planning Office /Intellectual Property Dept.
Overall management
Intellectual property group for each segment
Technology headquarters
Expansion of business
Development of core technologies
Foundation of Intellectual Property Strategy
Strengthening and Leveraging our Intellectual Property Portfolio
Patents, know-how, copyrights, trademarks, etc.

R&D Organization


CEO
Research and Development Headquarters
Advance Device Laboratory
Sensing & Control Laboratory
Business Company
R&D Center
SBU (Strategic Business Unit)
Product Development Department


Patents in the U.S.: Applications, Registrations and Rank
(Number of Applications/Registrations)
200
150
100
50
0
57
27
67
30
93
29
137
44
178
62
169
88
163
82
99
00
01
02
03
04
05 (FY)
Number of Applications
Number of Registrations


Patent Applications in China
(Total Number of Applications)
200
150
100
50
0
6
13
38
105
150
162
160
99
00
01
02
03
04
05 (FY)
Number of Applications

Managing Intellectual Property

In recent years, particularly in China, many counterfeit Omron products have been found in circulation, causing damage to our corporate value. In response we have stationed company staff in Shanghai and have created a unique "Anti-Counterfeit Measures Manual" which has been distributed to local administrative authorities.

Also, to eliminate counterfeits circulating in the Chinese market, we have carried out a public demonstration targeting counterfeit products. This involved mass destruction of large volumes of counterfeit products that had been discovered. The event was meant to express the Group's principles on intellectual property and our determination not to allow the manufacture and sale of counterfeit products, which was communicated through the media to people in China and abroad.



Workers destroy counterfeit products as part of a campaign in Leqing, China. The items, which numbered in excess of 58,000, included proximity switches and relays.

Intellectual Property and R&D-related Data

		FY2005	FY2004	FY2003	FY2002
Number of patents	Applied for	1,509	1,216	1,170	1,141
	Registered	705	676	580	543
	Number of patents	4,538	4,426	4,154	4,068
R&D expenses (Billions of yen)	Total	50.5	49.4	46.5	40.2
	IAB	18.5	16.7	14.5	13.4
	ECB	7.8	7.9	6.7	6.0
	AEC	6.7	6.4	5.2	4.0
	SSB	4.0	5.3	7.6	5.4
	HCB	3.4	2.7	2.7	2.5
	Business Development Group and Other Businesses	10.2	10.6	9.8	8.9
R&D expenses ratio		8.1%	8.1%	7.9%	7.5%
R&D staff (persons)		1,591	1,384	1,594	1,378

DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS

As of June 22, 2006



(From the left) Director and Executive Vice President Tadao Tateisi, Director (external) Noriyuki Inoue, Director and Executive Vice President Shingo Akechi, President and CEO Hisao Sakuta, Chairman of the BOD Yoshio Tateisi, Senior Managing Director Tsukasa Yamashita, Director (external) Kakutaro Kitashiro

DIRECTORS

Chairman of the BOD

Yoshio Tateisi

President and CEO

Hisao Sakuta

Director and Executive Vice President

Shingo Akechi
Tadao Tateisi

Senior Managing Director

Tsukasa Yamashita

Directors (external)

Noriyuki Inoue
Kakutaro Kitashiro

CORPORATE AUDITORS

Corporate Auditors

Tsutomu Ozako
Yoshisaburo Mogi *(external)*
Yoshio Nakano *(external)*
Hidero Chimori *(external)*

EXECUTIVE OFFICERS

Executive Vice President

Fumio Tateisi

Senior Managing Officers

Fujio Tokita
Soichi Yukawa
Yutaka Takigawa

Managing Officers

Koichi Imanaka
Yoshinobu Morishita
Takuji Yamamoto
Yoshinori Suzuki
Kuniyasu Kihira
Toshio Ochiai
Hiroki Toyama
Kojiro Tobita
Kuninori Hamaguchi

Executive Officers

Yukio Kobayashi
Hiroshi Fujiwara
Kazunobu Amemiya
Hideo Higuchi
Yutaka Fujiwara
Tatsunosuke Goto
Mike van Gendt
Toshio Yamashita
Roberto Maietti

Contents

FINANCIAL HIGHLIGHTS

OMRON Corporation and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen (except per share data)			Thousands of U.S. dollars (Note 2) (except per share data)
	2006	2005	2004	2006
For the Year:				
Net Sales	¥ 626,782	¥ 608,588	¥ 584,889	$ 5,357,111
Income before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	64,352	52,548	47,984	550,017
Income before Cumulative Effect of Accounting Change	36,964	30,176	26,811	315,932
Net Income	35,763	30,176	26,811	305,667
Per Share Data (yen and U.S. dollars):				
Income before Cumulative Effect of Accounting Change				
Basic	¥ 156.2	¥ 126.5	¥ 110.7	$ 1.34
Diluted	156.1	124.8	107.5	1.33
Net Income				
Basic	151.1	126.5	110.7	1.29
Diluted	151.1	124.8	107.5	1.29
Cash Dividends (Note 1)	30.0	24.0	20.0	0.26
Capital Expenditures (cash basis)	¥ 40,560	¥ 38,579	¥ 38,115	$ 346,667
Research and Development Expenses (Note 3)	55,315	49,441	46,494	472,778
At Year End:				
Total Assets	¥ 589,061	¥ 585,429	¥ 592,273	$ 5,034,710
Total Shareholders' Equity	362,937	305,810	274,710	3,102,026

Notes: 1. Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.
2. The U.S. dollar amounts represent translations of Japanese yen at the approximate exchange rate at March 31, 2006, of ¥117=$1.
3. A loss of ¥4,814 million ($41,145 thousand) in connection with the transfer of the substitutional portion of the benefit obligation and related plan assets is allocated to Research and Development Expenses for 2006.

Costs, expenses and income as percentages of net sales were as follows:

	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	62.1	59.0	59.0
Gross profit	37.9	41.0	41.0
Selling, general and administrative expenses	25.8	23.7	24.3
Research and development expenses	8.8	8.1	7.9
Interest expenses (income), net	(0.1)	(0.0)	0.1
Income before income taxes, minority interests and Cumulative effect of Accounting Change	10.3	8.6	8.2
Income taxes	4.4	3.6	3.5
Net income	5.7	5.0	4.6

The increase or decrease in sales of each internal business company was as follows:

	2006	2005	2004
Industrial Automation Business	8.9%	9.0%	13.4%
Electronic Components Business	(3.4)	13.6	12.1
Automotive Electronic Components Business	20.2	9.7	(1.1)
Social Systems Business	(20.3)	(15.3)	16.6
Healthcare Business	20.8	7.7	10.9
Other Businesses	(3.2)	9.4	(29.5)

Notes: 1. For 2004, Social Systems Business includes "Social Systems Solutions and Service Business Company" and "Advanced Module Business Company."
2. For 2005, Social Systems Business includes "Social Systems Solutions and Service Business Company" and "Financial Systems Business Company."

The composition of net sales was as follows:

	2006	2005	2004
Industrial Automation Business	43.5%	41.1%	39.3%
Electronic Components Business	15.6	16.6	15.2
Automotive Electronic Components Business	12.4	10.6	10.1
Social Systems Business	14.6	18.9	23.3
Healthcare Business	9.7	8.3	8.0
Other Businesses	4.2	4.5	4.1

Note: The composition of net sales is based on the classifications reported in the Six-year Summary.

SIX-YEAR SUMMARY

OMRON Corporation and Subsidiaries
Years ended March 31

	Millions of yen (except per share data)					
	2006	2005	2004	2003	2002	2001
Net Sales (Note 2):						
Industrial Automation Business	¥ 272,657	¥ 250,329	¥ 229,638	¥ 202,518	¥ 184,185	¥ 227,691
Electronic Components Business	97,699	101,127	88,988	79,365	81,062	129,444
Automotive Electronic Components Business	77,593	64,558	58,824	59,480	50,800	—
Social Systems Business	91,804	115,205	135,997	116,652	128,057	141,928
Healthcare Business	61,090	50,583	46,962	42,331	40,617	39,327
Other Businesses	25,939	26,786	24,480	34,727	49,243	55,869
	626,782	608,588	584,889	535,073	533,964	594,259
Costs and Expenses:						
Cost of sales	389,368	358,817	344,835	327,413	353,429	376,194
Selling, general and administrative expenses	161,310	144,219	142,157	135,112	134,907	131,203
Research and development expenses	55,315	49,441	46,494	40,235	41,407	42,513
Subsidy from the government	(41,339)	—	—	—	—	—
Interest expenses (income), net	(609)	(216)	317	348	223	111
Foreign exchange loss, net	1,306	75	1,254	575	1,506	1,389
Other expenses (income), net	(2,921)	3,704	1,848	26,658	27,865	2,812
	562,430	556,040	536,905	530,341	559,337	554,222
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	64,352	52,548	47,984	4,732	(25,373)	40,037
Income Taxes	27,238	22,108	20,762	3,936	(9,348)	17,318
Minority Interests	150	264	411	285	132	422
Income (Loss) before Cumulative Effect of Accounting Change	36,964	30,176	26,811	511	(16,157)	22,297
Net Income (Loss)	35,763	30,176	26,811	511	(15,773)	22,297
Per Share Data (yen):						
Income (Loss) before Cumulative Effect of Accounting Change						
Basic	¥ 156.2	¥ 126.5	¥ 110.7	¥ 2.1	¥ (65.0)	¥ 87.4
Diluted	156.1	124.8	107.5	2.1	(65.0)	85.3
Net Income (Loss)						
Basic	151.1	126.5	110.7	2.1	(63.5)	87.4
Diluted	151.1	124.8	107.5	2.1	(63.5)	85.3
Cash Dividends (Note 1)	30.0	24.0	20.0	10.0	13.0	13.0
Capital Expenditures (cash basis)	¥ 40,560	¥ 38,579	¥ 38,115	¥ 34,454	¥ 38,896	¥ 37,583
Total Assets	589,061	585,429	592,273	567,399	549,366	593,144
Total Shareholders' Equity	362,937	305,810	274,710	251,610	298,234	325,958
Value indicators:						
Gross profit margin (%)	37.9	41.0	41.0	38.8	33.8	36.7
Income (loss) before tax/Net sales (%)	10.3	8.6	8.2	0.9	(4.8)	6.7
Return on sales (%)	5.7	5.0	4.6	0.1	(3.0)	3.8
Return on assets (%)	11.0	8.9	8.3	0.8	(4.4)	6.8
Return on equity (%)	10.7	10.4	10.2	0.2	(5.1)	6.7
Inventory turnover (times)	5.43	5.17	4.73	4.36	4.25	4.44
Price/earning ratio (times)	22.2	18.5	23.3	900.8	—	23.6
Assets turnover (times)	1.07	1.03	1.01	0.96	0.93	1.01
Debt/equity ratio (times)	0.623	0.914	1.156	1.255	0.842	0.820
Interest coverage ratio (times)	71.43	53.36	43.27	23.59	4.36	26.83

Notes: 1. Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.
2. The Automotive Electronic Components Business has been classified separately from the Electronic Components Business effective from April 2003. Figures for 2003 and 2002 have been reclassified in accordance with the change. These same reclassifications could not be made to net sales amounts previously reported for 2001 because the necessary data is not readily available.
3. As of October 1, 2004, the ATM and other information equipment business that was included in the Social Systems Business was transferred to an affiliate accounted for using the equity method.

1. The Macroeconomic Environment

(1) Japan

In fiscal 2005, the Japanese economy saw real GDP growth of 3.2 percent, the biggest growth in 15 years since 6.0 percent growth in 1990 (a bubble economy year) and the fourth consecutive year of growth. Also, the three "excesses" that have shackled Japan's recovery ever since the collapse of the bubble economy – facilities and equipment, employment and debt – have now been removed. In fact, for the first time in 14 years major corporations and manufacturers experienced insufficient facilities and equipment and employment, a sign that the recovery is gaining steam. In the first half, IT and digital-related product inventory adjustments subsided and the economy apparently maneuvered past a temporary lull. Looking at the second half, big improvements in corporate earnings led to increased capital investment while better employment and income conditions meant consumer spending looked even more geared up for recovery.

2. Overseas

In the United States, a sharp rise in crude oil prices, higher housing prices and Hurricane Katrina constituted important negative factors, but also at work was a virtuous cycle of increased consumer spending, higher production and capital investment, improved employment and incomes, followed again by a consumer spending rise. The result was real GDP growth of 3.5 percent in fiscal 2005 (calendar year) versus 4.2 percent in fiscal 2004. In Europe, sluggish consumer spending in Germany, which had a highly negative effect, continued but solid exports to overseas locations enabled EU25 real GDP growth of 1.6 percent (versus 2.4 percent growth in fiscal 2004). In China, both consumer spending and capital investment slowed somewhat but strong export-led growth continued, bringing real GDP growth of 9.9 percent (versus 10.1 percent in fiscal 2004). As for the rest of Asia, the region generally witnessed economic expansion.

2. General Overview of Consolidated Results and Financial Conditions

Given this macro environment, Group net sales increased 3.0 percent over the previous fiscal year. Operating income* and net income jumped 10.7 percent and 18.5 percent, the third consecutive term of record increases for both. Overall, sales and income in all categories rose for the fourth consecutive term. The higher earnings meant that return on equity (ROE) reached 10.7 percent, surpassing the target of 10 percent for the third consecutive term.

Total assets increased by ¥3.6 billion in line with aggressive investment in future growth. On the other hand, the balance at the end of the term of interest-bearing debt was ¥3.8 billion (versus ¥24.8 billion a year earlier). Also, higher net income contributed ¥57.1 billion to shareholders' equity, resulting in a shareholders' equity ratio of 61.6 percent (versus 52.2 percent a year earlier).

* *For the purpose of making comparisons with business results at other Japanese corporations, our Group operating income is calculated on the basis of adjustments to "selling, general & administrative expenses," "research & development expenses" and "subsidy from the government related to the transfer of the substitutional portion of employee pension fund liabilities."*

Domestic Macroeconomic Environment (Source: Cabinet Office, Government of Japan)


Real GDP Growth Rate
(%)
4.0
3.0
2.0
1.0
0
-1.0
-2.0
98 99 00 01 02 03 04 05 (FY)

Note: Change from the previous year, seasonally adjusted


Real Private Capital Investment Growth Rate
(%)
10.0
5.0
0
-5.0
-10.0
98 99 00 01 02 03 04 05 (FY)

Note: Change from the previous year, seasonally adjusted


Machinery Orders Growth Rate (Manufacturing)
(%)
15.0
10.0
5.0
0
-5.0
-10.0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
FY04 FY05

Note: Change from the previous quarter, seasonally adjusted

3. Review and Analysis of the Income Statement

Note 1: The following business segment abbreviations are used in the discussion that follows: Industrial Automation Business (IAB), Electronic Components Business (ECB), Automotive Electronic Components Business (AEC), Social Systems Business (SSB) and Healthcare Business (HCB).

Note 2: Under U.S. accounting standards, the profit or loss (excluding subsidy from the government) recognized on the transfer of the substitutional portion of employee pension fund liabilities in fiscal year 2005 is included in the presentation of "cost of sales," "selling, general & administrative expenses" and "research & development expenses." However, to enable an easy comparison with previous fiscal years, in the following analysis, it is assumed that this profit or loss together with the subsidy from the government is allocated in one lump sum to the transfer of the substitutional portion of employees' pension fund.

Sales

Consolidated net sales, boosted by overseas sales results, increased 3.0 percent over the previous fiscal year to ¥626.8 billion. Domestic sales, which were hurt by the transfer of the information equipment business (which includes ATMs) from the SSB segment to an equity affiliate, fell 3.1 percent to ¥354.9 billion. Overseas sales on an all-region basis rose 12.1 percent to ¥271.9 billion. By segment, the IAB, AEC and HCB recorded higher sales but the ECB and SSB and Other Businesses experienced declines.

Cost of Sales and SG&A Expenses

In line with the 3.0 percent year-over-year growth in sales, the cost of sales and SG&A expenses* increased by 4.1 percent and 5.9 percent, respectively. Despite attempts to lower manufacturing costs, a surge in raw material prices, changes in the product mix and other factors pushed the cost of sales margin higher by 0.6 points to 59.6 percent. Also, a greater cost burden brought on by quality improvements caused the SG&A expense ratio* to rise 0.6 points to 24.3 percent.

R&D expenses rose to ¥50.5 billion (up ¥1.1 billion year over year) while the ratio of these expenses to net sales came to 8.1 percent. Our policy is to maintain an R&D expense ratio at the eight percent level in accordance with the Omron Group's strategy of accelerating performance growth through further strengthening the base of technology.

* SG&A expenses include neither research & development expenses nor the transfer of employee pension fund liabilities.

Return of substitutional portion of pension fund

In regard to the return of substitutional portion of pension fund, the payment of an amount to be returned to the government (minimum actuarial liability) produced a payment portion proceed of ¥11.9 billion (¥41.3 billion of the subsidy from the government [profit], ¥8.9 billion from the derecognition of previously accrued salary progression [profit] and ¥38.3 billion in settlement losses [loss]).

Costs, Expenses and Income as Percentages of Net Sales

(Based on the assumption that the all the profit from the transfer of the substitutional portion of employees' pension fund was accounted for in a lump sum)

	FY2005	FY2004	FY2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	59.6	59.0	59.0
Gross profit	40.4	41.0	41.0
Selling, general and administrative expenses	24.3	23.7	24.3
Research and development expenses	8.1	8.1	7.9
Transfer of substitutional portion of employees' pension fund	(1.9)	—	—
Interest expense (income), net	(0.1)	(0.0)	0.1
Net income before income taxes *	10.3	8.6	8.2
Income taxes	4.4	3.6	3.5
Net income	5.7	5.0	4.6

* Net income before income taxes = The net of income and losses prior to income taxes, minority interests and the cumulative effect of accounting changes


Net Sales &
Net Income before Income Taxes
(Billions of yen)
700
600
500
400
300
200
100
0
-100
01 02 03 04 05 (FY)
Net sales
Net income before income taxes


SG&A Expenses Ratio &
R&D Expenses Ratio
(%)
30
20
10
0
01 02 03 04 05 (FY)
SG&A expenses ratio
R&D expenses ratio


Net Income (Loss) & ROE
(Billions of yen)
(%)
40
30
20
10
0
-10
-20
20
15
10
5
0
-5
-10
01 02 03 04 05 (FY)
Net income (loss) [left axis]
ROE [right axis]

Non-operating Income and Loss

A net non-operating income of ¥2.2 billion was recorded, a substantial improvement over the loss of ¥3.6 billion in the previous year. The income resulted primarily from booking ¥4.3 billion in sales of investment securities, which consisted of sales of stockholdings mainly in financial institutions and returns on investments in venture companies. Another important item was interest income (expenses), net, which went from ¥200 million in net income in the previous term to ¥600 million in fiscal 2005. Also, a foreign exchange loss of ¥1.3 billion was recorded (versus a loss of ¥800 million in the previous term).

Net Income before Income Taxes, Net Income and Profit Distribution

Due to the results noted above, net income before taxes* rose 22.5 percent over the previous year to ¥64.4 billion and net income rose 18.5 percent to ¥35.8 billion. Also, basic net income per share was ¥151.14 (¥126.52 in the previous year). Based on a profit distribution policy which includes a set consolidated net income dividend payout ratio of roughly 20 percent, an ordinary cash dividend of ¥18.0 per share was paid, which comes to ¥30.0 for the year when the interim cash dividend payment of ¥12.0 is included. Thus for the year the dividend payout ratio was 19.8 percent.

* Net income before income taxes = The net of income and losses prior to income taxes, minority interests and the cumulative effect of accounting changes

4. Segment Information

Note: Sales in the segment information column show sales to external customers, excluding intersegment transactions. Conversely, operating income shows operating income including internal profits, prior to the deduction of amounts such as intersegment transactions and headquarters expenses that are not apportionable. The segment information is required under the Japanese Securities Exchange Law.

The Composition of Net Sales by Business Segment

	FY2005	FY2004	FY2003
IAB	43.5%	41.1%	39.3%
ECB	15.6	16.6	15.2
AEC	12.4	10.6	10.1
SSB	14.6	18.9	23.3
HCB	9.7	8.3	8.0
Other	4.2	4.5	4.1

The Increase or Decrease in Sales by Business Segment

	FY2005	FY2004	FY2003
IAB	8.9%	9.0%	13.4%
ECB	(3.4)	13.6	12.1
AEC	20.2	9.7	(1.1)
SSB	(20.3)	(15.3)	16.6
HCB	20.8	7.7	10.9
Other	(3.2)	9.4	(29.5)

(1) By Business Segments

• Industrial Automation Business (IAB)

Sales in the IAB for the year increased 8.9 percent over the previous year to ¥272.7 billion, helped by an economy on its way to recovery and visible corporate capital investment.

Domestically, sales to the automobile industry, which continues to make large-scale capital investments, were higher and sales related to the semiconductor industry and digital consumer electronics recovered. Also, rising concern in manufacturing facilities for product quality, safety and the environment led to higher sales in high-profile growth areas in the IAB segment, the safety business and the product quality solutions business. As a result, IAB domestic sales rose 4.6 percent year over year to ¥136.2 billion.

In overseas markets, in North America sales to automobile-related industries increased and oil & gas-related sales also moved higher. In Europe, the new markets of Russia and Eastern Europe saw higher sales, driven mainly by inverters, servomotors and sensor equipment. In the Greater China and Southeast Asia, which continue to display high growth, sales were strong. In particular, sales increased substantially in China due to strengthening of Omron's sales force, centered on full-time sales staff, and its network of sales agents. As a result, IAB overseas sales rose 13.6 percent to ¥136.5 billion.

Operating income, however, weighed down by the cost of complying with the EU's RoHS (Restriction of Hazardous Substances) directive, only managed to rise 1.2 percent over the previous year to ¥41.9 billion.

• Electronic Components Business (ECB)

Owing in part to intense competition in the market for cellular phone backlights, sales in the ECB fell 3.4 percent over the previous year to ¥97.7 billion.

In the domestic market, the first half demonstrated a generally weak sales performance, as inventory adjustments of industrial and consumer equipment had a dampening effect. As for the second half, an end to most inventory adjustments and higher demand for digital consumer electronic and mobile products (mainly flat-display televisions and portable music players) enabled FPC connectors and other products to turn toward recovery. Small-size backlights for cellular phones, however, ran into fierce competition from products sold by other companies. As a result, domestic sales in the ECB fell 13.1 percent over the previous year to ¥45.0 billion.

Looking at overseas markets, in China the electronic components market continued to expand, led by digital consumer electronic and mobile products, while relays, switches and other major products posted significant sales gains. In Europe, stronger sales and marketing in the IT and mobile growth markets provided an upward push to sales. As a result, overseas sales in the ECB segment rose 6.7 percent to ¥52.7 billion.

Operating income, however, fell 30.3 percent over the previous year to ¥11.2 billion in response to the lower sales and declines in profitability of major products.

• Automotive Electronic Components Business (AEC)

Sales in the AEC increased 20.2 percent over the previous year to ¥77.6 billion, due to a higher rate of electrical equipment installation in vehicles and global growth in the number of vehicles produced. In particular, new products were released, timed to coincide with new vehicle introductions, to customers all across the world to address needs related to safety and the environment, two prominent themes in the auto industry. As a result, sales registered gains in all regions of the world including Japan.

Domestically, new products such as laser radars, electronic power steering controllers and door lock controllers were important, enabling sales to rise 4.8 percent to ¥27.2 billion.

Overseas, the core overseas market for the AEC, North America, benefited from intensified production among client automobile makers, leading to dramatic sales gains. In Europe, the fiscal 2004 acquisition of a relay company provided the momentum for increased sales. As for Asia, expanded exports to North America by Korean auto makers produced a favorable sales performance. As a result, overseas sales in the AEC segment jumped 30.6 percent to ¥50.4 billion.

Operating income, however, showed a loss of ¥2.0 billion (compared to a loss of ¥900 million in fiscal 2004). Contributing negative factors included higher research and development costs, cost increases brought on by quality upgrades at North American factories and lower prices for major products.

• Social Systems Business (SSB)

SSB sales fell 20.3 percent against a year earlier to ¥91.8 billion. The key factor was the transfer in fiscal 2004 of the financial equipment business to Hitachi-Omron Terminal Solutions, Corp., an equity-method affiliate 55 percent held by Hitachi, Ltd. and 45 percent by Omron, which removed ¥27.0 billion from sales.

In the train station management and approval systems business, demand decreased following demand in the previous term for modifying and upgrading ticketing machines in response to the issuance of new Japanese currency. On the other hand, there was new demand for machines which can read passenger-use IC cards as well as large-scale demand generated by the inauguration of new lines. In the Traffic and Road Management Systems business, the business environment turned more severe as a result of government administrative and budgetary pressures. In the Other area, the new security solutions and IC card mobile solutions businesses expanded. Also, in the Related Maintenance business, maintenance and repair sales generated by OA systems and other IT-related businesses and by other company products jumped considerably higher. The end result was that in the SSB domestic sales fell 16.7 percent versus a year earlier to ¥90.5 billion while overseas sales dropped 79.7 percent to ¥1.3 billion.

Operating income decreased 31.1 percent over the previous fiscal year to ¥4.4 billion on the back of the decrease in sales.

• Healthcare Business (HCB)

Sales in the HCB grew 20.8 percent over the previous fiscal year to ¥61.1 billion due to rising global consciousness about personal health issues and life-style related disease prevention.

In the domestic market, given growing awareness of Metabolic Syndrome and rising concern about bodly fat, a stronger marketing campaign focused mainly on TV advertising helped to boost sales of body composition monitors. Also, in June 2005 we strengthened our business directed at medical institutions by acquiring Colin Medical Technology Corporation (CMT), a major medical equipment maker of such products as bio-information monitoring devices. As a result, HCB domestic sales climbed 31.6 percent over the previous year to ¥30.3 billion.

In overseas markets, a business expansion in Russia made possible by the opening of a new marketing sales office in that country contributed greatly to higher sales in Europe. China saw growth in sales of digital blood pressure monitors while in Southeast Asia sales of nebulizers gained. As a result, the HCB had overseas sales of ¥30.8 billion, up 11.9 percent over the previous year.

The acquisition of CMT added to the cost base, but this was offset by higher revenues and income. As a result, operating income increased 13.5 percent to ¥8.7 billion.

• *Business Development Group and Other Businesses*

Sales in this segment fell 3.2 percent over the previous year to ¥25.9 billion. In the entertainment business, photo sticker machines and other commercial game machines were weak but higher revenues were turned in by content delivery to cellular phones. In the PC peripherals business, broadband routers and backup power supplies recorded firm sales, aided by a recovery in corporate investment in IT. But in the wireless sensing business, revenues from personal automotive antitheft systems and software outsourcing declined. The RFID business, which is being positioned for important growth, enjoyed solid sales gains on the back of increased use of IC tags. As a result, domestic sales in this segment fell 3.0 percent to ¥25.6 billion and overseas sales dropped 13.0 percent to ¥300 million.

Operating income decreased 56.1 percent over the previous year to ¥1.7 billion due in part to a greater R&D cost burden.

(2) Review of Operations by Region

In Japan, solid demand in the automobile industry helped the IAB and AEC, while increasing awareness of life-style related diseases benefited the HCB. All three segments recorded higher sales. On the other hand, the transfer of the financial equipment business from the SSB to an equity-method affiliate and the tougher competition faced by the ECB resulted in lower sales for both segments. As a result, sales in the Japanese market declined 3.1 percent from last year to ¥354.9 billion.

In North America, similar to events in the Japanese market, sales in the IAB and AEC benefited from higher demand in the automobile industry. Also, the ECB and HCB used stronger sales and marketing operations to achieve better revenue performances. As a result, sales in the North American market rose 21.5 percent against the previous year to ¥79.7 billion.

Sales Breakdown, by Region


(FY)
01
67.0%
12.3%
12.2%
8.5%
02
63.7%
12.7%
13.7%
9.9%
03
64.3%
11.0%
14.4%
10.2%
04
63.7%
10.8%
15.2%
10.3%
05
59.1%
12.7%
15.8%
12.4%
Japan
North America
Europe
Asia and Other

In the European market, the IAB, HCB and AEC all recorded higher sales. The IAB and HCB continued to take advantage of emerging market opportunities in Russia and other areas, while the AEC was helped by last year's acquisition of a relay company. Also, stronger marketing provided a boost to ECB sales. As a result, sales in the European market increased 7.3 percent over the previous year to ¥99.0 billion.

In Greater China, because our major clients among auto-related and digital consumer electronic equipment makers are shifting their manufacturing operations to China, the IAB and ECB improved their supply systems in that country, which led directly to significantly higher sales. Also, the HCB achieved favorable sales growth. As a result, sales in Greater China rose 23.2 percent over the previous year to ¥41.7 billion.

In Southeast Asia and other areas, digital consumer electronic inventory adjustments cycled through, allowing sales to recover in the IAB, ECB and AEC. The HCB witnessed higher sales mainly on the back of digital blood pressure monitors and nebulizers. As a result, sales in Southeast Asia jumped 22.2 percent over the previous year to ¥35.7 billion.

5. Explanation of Balance Sheets

Assets and Liabilities

Total assets at the end of this year rose ¥3.6 billion (0.6 percent) against a year earlier to ¥589.1 billion. The gain in assets was possible following a mix of repayment of interest bearing debt (which reduced debts by ¥20.9 billion), an increase in accounts receivable (¥14.6 billion added) and an increase in property, plant and equipment as part of active investment in growth opportunities (¥12.9 billion added).

The total of year-end current liabilities, long-term liabilities and minority interests in subsidiaries fell ¥53.5 billion (19.1 percent) against a year earlier to ¥226.1 billion. A stable cash inflow eased repayment of corporate bonds and borrowings, leaving the total of interest-bearing debt at ¥3.8 billion (versus ¥24.6 billion at the previous year-end). In addition, the return of the substitute portion of the employee pension fund managed on behalf of the government reduced accrued retirement benefits by ¥44.9 billion (40.1 percent) to ¥67.0 billion. Furthermore, the year-end current ratio was 188 percent as against 182 percent a year earlier.

Shareholders' Equity

Shareholders' equity rose ¥571.1 billion (18.7 percent) year on year. The primary reasons for the increase were: the addition of ¥28.2 billion in other retained earnings made possible by higher net income; a reduction of ¥19.9 billion in minimum pension liability adjustments on account of the return of the substitute portion of the employee pension fund managed on behalf of the government (this means an increase in shareholders' equity); and ¥8.8 billion in unrealized gains on available-for-sale securities and ¥9.2 billion in foreign currency translation adjustments. Treasury stock increased ¥9.6 billion as against the end of previous year to ¥32.8 billion. As a result, shareholders' equity gained ¥57.1 billion and the ratio of shareholders' equity to total assets increased to 61.6 percent from 52.2 percent at the end of the previous year. Also, the debt/equity ratio dropped steeply to 0.62 from 0.91 at the end of the previous year, a sign of the Group's more improved financial position. Net assets per share based on the number of shares outstanding at the end of the year were ¥1,548.07 compared to ¥1,284.81 at the end of the previous year.

6. Cash Flow

Cash flow from operating activities was ¥51.7 billion, an inflow decrease of ¥9.4 billion over the previous year. While net income increased by ¥5.6 billion, accrued retirement benefits were lower (because of the return of the portion of the employee pension fund managed on behalf of the government) and tax payments were higher.

Cash flow from investing activities saw an outflow increase of ¥7.0 billion over the previous year to ¥43.0 billion. The most important factor was future growth-oriented capital investment and M&A.

Cash flow from financing activities saw an outflow of ¥38.3 billion, down by ¥2.4 billion compared with the previous year. The main factor was that long-term loans which hit their repayment period declined by ¥19.2 billion against a year earlier, a result of repaid borrowings.

Given the foregoing, cash and cash equivalents at the end of the year came to ¥52.3 billion, down ¥28.3 billion over the previous year.

Working Capital & Current Ratio


(Billions of yen)
(%)
150
100
50
0
300
200
100
0
01
02
03
04
05
(FY)
Working capital [left axis]
Current ratio [right axis]

Outstanding Interest-Bearing Debts & Debt/Equity Ratio


(Billions of yen)
(Times)
80
60
40
20
0
2.0
1.5
1.0
0.5
0
01
02
03
04
05
(FY)
Outstanding interest-bearing debts [left axis]
Debt/equity ratio [right axis]

Free Cash Flow


(Billions of yen)
50
40
30
20
10
0
-10
01
02
03
04
05
(FY)
Free cash flow

The following risks may influence the Omron Group's management results and financial condition (including share price), and Omron believes that these items may substantially affect investor decisions. Note that items referring to the future reflect the Omron Group's forecasts and assumptions as of June 22, 2006, the date of publication of these materials.

(1) Economic Conditions

The primary business of the Omron Group is consumer and commerce electronic components used in the manufacture of control system equipment and other electrical and electronic equipment by the manufacturing sector and in capital investment related areas. Accordingly, demand for Omron Group products is affected by economic conditions in these markets. Also, the Omron Group procures raw materials and semi-finished products in a wide variety of forms, and rapid increases in demand could result in supply shortages and/or sudden increases in prices that could halt production and/or cause sudden increases in costs.

Both in Japan and overseas, therefore, market forces affecting suppliers to, and purchasers from, the Omron Group can result in the contraction of demand for our products, thereby possibly having a negative impact on the Group's operating results and financial condition.

(2) Risks Accompanying Overseas Business Activities

The Omron Group actively conducts business activities such as production and sales in overseas markets. The Group may be subject to operating difficulties in overseas countries related to possible social unrest due to factors including differences in culture or religion, political turmoil and uncertainty in economic trends, differences in business customs in areas such as the structure of relationships with local businesses and collection of receivables, specific legal systems and investment regulations, changes in tax systems, labor shortages and problems in the labor-management relationship, epidemics, and terrorism, wars, and other political circumstances.

These various risks associated with overseas operations may have a negative impact on the Omron Group's operating results and financial condition.

(3) Exchange Rate Fluctuation

The Omron Group has 106 overseas affiliated companies and continues to reinforce its business operations in overseas markets, such as China for which major market growth is anticipated in the future. The percentages of consolidated net sales accounted for by overseas sales during the fiscal years ended March 31, 2005 and 2006 were 39.9 percent and 43.4 percent, respectively, and Omron expects further increases in the overseas operations ratio due to factors such as production shifts. The Omron Group seeks to hedge against exchange rate risk in such ways as balancing imports and exports denominated in foreign currencies. Exchange rate fluctuations, however, could have a negative impact on the Omron Group's operating results and financial condition.

(4) Product Defects

The Omron Group is committed to the management philosophy of maximizing customer satisfaction, and implements the philosophy by providing the best quality products and services based on the Group's motto of "quality first." In particular, the Group has established strict quality control standards and built a quality control system, and develops and manufactures its products accordingly. The Corporate General Affairs Division of the parent company conducts quality audits, and a Group-wide quality check system is in place for the ongoing improvement of the quality of the Group's entire line of products and services. Nevertheless, there is no assurance that all of the Group's products are without defects, and that recalls will not occur in the future. Large-scale recalls and/or product defects resulting in liability-related damages could impose huge costs, could severely influence evaluations of the Omron Group, and could result in reduced sales. Such events could exert a negative impact on the Group's operating results and financial condition.

In addition, to respond to an EU directive banning the use of lead, cadmium and certain other chemical substances in electric and electronic products in the European Union from July 2006, the Omron Group, in cooperation with its suppliers, is in the process of investigating the status of regulated chemical substances in all of the components and materials the Group uses, and is accelerating efforts to switch to substitute components and materials that do not contain regulated chemical substances. Plans are proceeding smoothly to completely eliminate regulated substances from all the Group's products throughout the world in order to make them "environmentally warranted products."

However, delays in the switchover beyond customer deadlines due to late response by some suppliers in providing substitute components and other factors could result in liability-related damages or a violation of the EU directive, which could have a negative impact on the Omron Group's operating results and financial condition.

(5) Research and Development Activities

Based on a policy of securing a balance between growth and income, the Omron Group invests aggressively in R&D as part of its technology-centered business operations. As a result, the R&D expenses ratio is approximately 8 percent.

The Omron Group strives to increase the new product contribution ratio by reflecting such considerations as market needs in its R&D themes and goals. However, factors such as delays in R&D or insufficient technological capabilities that result in a decrease in the R&D new product contribution ratio could have a negative impact on the Omron Group's operating results and financial condition.

(6) Information Leakage

The Omron Group acquires information (including information on individuals) regarding the privacy and credit information of customers and other entities and other types of classified information through its business processes and important information in the course of business. The Omron Group is strengthening security to prevent external entry into its internal information systems and misappropriation by third parties, and a special committee has been established centering on the Corporate General Affairs Division. Steps are being taken to reinforce control over the information the Group handles, and to further improve employees' information literacy.

Unanticipated leakage of internal information, however, due for example to invasion of internal information systems using technology exceeding implemented security levels, could exert a negative impact on the Omron Group's operating results and financial condition.

(7) Risks Associated with Patent Rights and Other Intellectual Property Rights

The Omron Group has accumulated technology and expertise allowing it to differentiate its products from those of its competitors. However, it is impossible to completely protect all of the Group's intellectual property consisting of proprietary technology and expertise, due to legal restrictions in specific regions, including China, and conditions that allow only limited protection. At present, the Omron Group is working on intellectual property protection against imitation products, through such measures as the placement of full-time personnel (including local staff) in Shanghai. However, it is possible that the Group will not be able to completely prevent third parties from using its intellectual property in the manufacture of imitation products.

In China, skills in the methods needed to manufacture and sell imitations of the Omron Group's products improve each year, and organizations that manufacture and market counterfeit products have become extremely troublesome. The circulation of low-quality counterfeits that fraudulently use the Omron Group brand in Asia, including China, could damage trust in the Omron Group's products and the Group's brand image, and could exert a negative impact on the Omron Group's operating results and financial condition.

Omron has always focused on managing its brands. Recently, however, it has discovered that several overseas businesses and organizations are using domain names similar to Omron's. Omron has identified some of these and is responding with measures including issuing warning notices.

However, it is difficult to identify and deal with all businesses and organizations using similar domain names, and there is a danger that unethical business practices by such entities will damage the Group's reputation.

For its R&D and design, the Omron Group uses a dedicated system to conduct surveys of technologies in the public domain and those of other companies. However, because Group products cover a diverse range of fields in which there are many patents and other intellectual property rights, and in which the number of new patents and intellectual property rights is constantly growing, the possibility exists that a third party could make a claim again the Group with respect to a specific product or part. The Omron Group is working to improve employee morale through measures such as revising its employee invention compensation policy in line with revisions to Japan's Patent Law and introducing a new award system. However, disputes could arise with respect to the value of an invention with inventors who have retired from the Group.

(8) Natural Disasters

Because of the possibility of reduction of production capability, temporary disruption of distribution and sales routes, or other consequences of a natural disaster, fire or other calamity, including a large-scale earthquake in areas such as Tokai and Tounankai or directly below the Tokyo area, the Omron Group has identified the assumed risks and implemented the necessary safety measures and measures for continuation and early recovery of its businesses.

However, the Omron Group's operating bases are located in Japan and around the world, and it is impossible to avoid all risks due to a natural disaster, fire or other calamity. As a result, a natural disaster, fire or other calamity could exert a negative impact on the Omron Group's operating results and financial condition.

CONSOLIDATED BALANCE SHEETS

OMRON Corporation and Subsidiaries
March 31, 2006 and 2005

ASSETS	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 2) 2006
Current Assets:			
Cash and cash equivalents	¥ 52,285	¥ 80,619	$ 446,880
Notes and accounts receivable - trade	139,001	124,409	1,188,043
Allowance for doubtful receivables	(2,653)	(2,757)	(22,675)
Inventories (Note 3)	74,958	68,585	640,667
Deferred income taxes (Note 12)	18,571	17,240	158,726
Other current assets	10,151	7,844	86,761
Total Current Assets	292,313	295,940	2,498,402
Property, Plant and Equipment:			
Land	46,571	43,794	398,043
Buildings	117,414	110,367	1,003,538
Machinery and equipment	159,254	143,111	1,361,145
Construction in progress	8,180	5,946	69,915
Total	331,419	303,218	2,832,641
Accumulated depreciation	(163,802)	(148,529)	(1,400,017)
Net Property, Plant and Equipment	167,617	154,689	1,432,624
Investments and Other Assets:			
Investments in and advances to affiliates	16,135	17,343	137,906
Investment securities (Note 4)	62,477	49,764	533,991
Leasehold deposits	8,553	8,595	73,103
Deferred income taxes (Note 12)	15,892	41,499	135,829
Other (Note 6)	26,074	17,599	222,855
Total Investments and Other Assets	129,131	134,800	1,103,684
Total	¥ 589,061	¥ 585,429	$ 5,034,710

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 2)
	2006	2005	2006
Current Liabilities:			
Bank loans (Note 7)	¥ 2,468	¥ 12,424	$ 21,094
Notes and accounts payable - trade	85,224	75,866	728,410
Accrued expenses	28,683	26,701	245,154
Income taxes payable	12,288	12,724	105,026
Other current liabilities (Note 12)	26,701	24,770	228,214
Current portion of long-term debt (Note 7)	296	10,503	2,530
Total Current Liabilities	155,660	162,988	1,330,428
Long-Term Debt (Note 7)	1,049	1,832	8,966
Deferred Income Taxes (Note 12)	673	1,199	5,752
Termination and Retirement Benefits (Note 9)	67,046	111,988	573,043
Other Long-Term Liabilities	571	63	4,880
Minority Interests in Subsidiaries	1,125	1,549	9,615
Shareholders' Equity (Note 10):			
Common stock, no par value:			
Authorized: 487,000,000 shares			
Issued: 249,121,372 shares	64,100	64,100	547,863
Capital surplus	98,724	98,726	843,795
Legal reserve	8,082	7,649	69,077
Retained earnings	227,791	199,551	1,946,931
Accumulated other comprehensive loss (Note 16)	(2,971)	(41,009)	(25,393)
Treasury stock, at cost - 14,676,607 shares in 2006 and 11,101,591 shares in 2005	(32,789)	(23,207)	(280,247)
Total Shareholders' Equity	362,937	305,810	3,102,026
Total	¥ 589,061	¥ 585,429	$ 5,034,710

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

OMRON Corporation and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	2006
Net Sales	¥ 626,782	¥ 608,588	¥ 584,889	$ 5,357,111
Costs and Expenses:				
Cost of sales	389,368	358,817	344,835	3,327,932
Selling, general and administrative expenses	161,310	144,219	142,157	1,378,718
Research and development expenses	55,315	49,441	46,494	472,778
Subsidy from the government (Note 9)	(41,339)	—	—	(353,325)
Interest expense (income), net (Note 7)	(609)	(216)	317	(5,205)
Foreign exchange loss, net	1,306	75	1,254	11,162
Other expenses (income), net (Note 11)	(2,921)	3,704	1,848	(24,966)
Total	562,430	556,040	536,905	4,807,094
Income before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	64,352	52,548	47,984	550,017
Income Taxes (Note 12)	27,238	22,108	20,762	232,803
Income before Minority Interests and Cumulative Effect of Accounting Change	37,114	30,440	27,222	317,214
Minority Interests	150	264	411	1,282
Income before Cumulative Effect of Accounting Change	36,964	30,176	26,811	315,932
Cumulative Effect of Accounting Change, net of tax (Note 9)	(1,201)	—	—	(10,265)
Net Income	¥ 35,763	¥ 30,176	¥ 26,811	$ 305,667

	Yen			U.S. dollars (Note 2)
	2006	2005	2004	2006
Per Share Data (Note 14):				
Income before Cumulative Effect of Accounting Change				
Basic	¥ 156.2	¥ 126.5	¥ 110.7	$ 1.34
Diluted	156.1	124.8	107.5	1.33
Net Income				
Basic	151.1	126.5	110.7	1.29
Diluted	151.1	124.8	107.5	1.29

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

OMRON Corporation and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	2006
Net Income	¥ 35,763	¥ 30,176	¥ 26,811	$ 305,667
Other Comprehensive Income (Loss), net of tax (Note 16):				
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during the year	9,201	5,071	(6,680)	78,641
Reclassification adjustment for the portion realized in net income	—	—	462	—
Net change in foreign currency translation adjustments during the year	9,201	5,071	(6,218)	78,641
Minimum pension liability adjustments	19,940	4,115	3,470	170,427
Unrealized gains on available-for-sale securities:				
Unrealized holding gains arising during the year	10,905	1,274	11,916	93,205
Reclassification adjustment for losses on impairment realized in net income	287	13	500	2,453
Reclassification adjustment for net gains on sales realized in net income	(2,430)	(465)	(613)	(20,769)
Net unrealized gains	8,762	822	11,803	74,889
Net gains (losses) on derivative instruments:				
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	(1,282)	(1,004)	639	(10,957)
Reclassification adjustment for net losses (gains) realized in net income	1,417	546	(344)	12,111
Net gains (losses)	135	(458)	295	1,154
Other Comprehensive Income	38,038	9,550	9,350	325,111
Comprehensive Income	¥ 73,801	¥ 39,726	¥ 36,161	$ 630,778

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

OMRON Corporation and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

		Millions of yen					
	Number of common shares issued	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2003	249,109,236	¥ 64,082	¥ 98,705	¥ 7,619	¥ 153,134	¥ (59,909)	¥ (12,021)
Net income					26,811		
Cash dividends, ¥20 per share					(4,808)		
Reversal of legal reserve				(169)	169		
Other comprehensive income						9,350	
Acquisition of treasury stock							(8,411)
Exercise of stock options					(10)		168
Balance, March 31, 2004	249,109,236	64,082	98,705	7,450	175,296	(50,559)	(20,264)
Net income					30,176		
Cash dividends, ¥24 per share					(5,713)		
Transfer to legal reserve				199	(199)		
Other comprehensive income						9,550	
Acquisition of treasury stock							(3,065)
Sale of treasury stock			3				16
Conversion of convertible bonds	12,136	18	19				1
Exercise of stock options			(1)		(9)		105
Balance, March 31, 2005	249,121,372	64,100	98,726	7,649	199,551	(41,009)	(23,207)
Net income					35,763		
Cash dividends, ¥30 per share					(7,078)		
Transfer to legal reserve				433	(433)		
Other comprehensive income						38,038	
Acquisition of treasury stock							(10,075)
Sale of treasury stock			1				2
Exercise of stock options			(3)		(12)		491
Balance, March 31, 2006	249,121,372	¥ 64,100	¥ 98,724	¥ 8,082	¥ 227,791	¥ (2,971)	¥ (32,789)

	Thousands of U.S. dollars (Note 2)					
	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2005	$ 547,863	$ 843,812	$ 65,376	$ 1,705,564	$ (350,504)	$ (198,350)
Net income				305,667		
Cash dividends, $0.26 per share				(60,496)		
Transfer to legal reserve			3,701	(3,701)		
Other comprehensive income					325,111	
Acquisition of treasury stock						(86,111)
Sale of treasury stock		9				17
Exercise of stock options		(26)		(103)		4,197
Balance, March 31, 2006	$ 547,863	$ 843,795	$ 69,077	$ 1,946,931	$ (25,393)	$ (280,247)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

OMRON Corporation and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	2006
Operating Activities:				
Net income	¥ 35,763	¥ 30,176	¥ 26,811	$ 305,667
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	30,825	28,642	27,662	263,462
Net loss on sales and disposals of property, plant and equipment	42	918	479	359
Loss on impairment of property, plant and equipment	—	614	41	—
Net gain on sales of short-term investments and investment securities	(4,302)	(987)	(1,039)	(36,769)
Loss on impairment of investment securities and other assets	757	366	2,413	6,470
Bad debt expenses	—	140	0	—
Subsidy from the government	(41,339)	—	—	(353,325)
Termination and retirement benefits	29,254	1,956	5,016	250,034
Deferred income taxes	3,962	1,715	7,235	33,863
Minority interests	150	264	411	1,282
Equity in loss (earnings) of affiliates	493	1,483	(92)	4,214
Cumulative effect of accounting change	1,201	—	—	10,265
Net loss (gain) on sales of business entities	(194)	—	494	(1,658)
Changes in assets and liabilities:				
Notes and accounts receivable - trade, net	(9,629)	(2,762)	(10,853)	(82,299)
Inventories	(2,098)	(1,964)	4,105	(17,932)
Other assets	(560)	934	891	(4,786)
Notes and accounts payable - trade	7,079	(4,908)	10,976	60,504
Income taxes payable	(685)	2,423	6,015	(5,855)
Accrued expenses and other current liabilities	1,411	2,114	(52)	12,060
Other, net	(431)	(48)	174	(3,684)
Total adjustments	15,936	30,900	53,876	136,205
Net cash provided by operating activities	51,699	61,076	80,687	441,872
Investing Activities:				
Proceeds from sales or maturities of short-term investments and investment securities	6,830	1,867	1,894	58,376
Purchase of short-term investments and investment securities	(1,294)	(267)	(1,617)	(11,060)
Capital expenditures	(40,560)	(38,579)	(38,115)	(346,667)
Decrease in leasehold deposits	161	221	312	1,376
Proceeds from sales of property, plant and equipment	1,981	4,343	4,808	16,932
Acquisition of minority interests	(200)	(515)	(1,738)	(1,709)
Decrease (increase) in investment in and loans to affiliates	251	(1,233)	—	2,145
Proceeds from sale of business entities, net	(544)	(1,111)	(365)	(4,650)
Payment for acquisition of business entities, net	(9,645)	(776)	337	(82,436)
Net cash used in investing activities	(43,020)	(36,050)	(34,484)	(367,693)
Financing Activities:				
Net repayments of short-term bank loans	(11,813)	(3,860)	(4,842)	(100,966)
Proceeds from issuance of long-term debt	318	1,924	1,011	2,718
Repayments of long-term debt	(11,012)	(30,238)	(13,093)	(94,120)
Dividends paid by the Company	(6,190)	(5,611)	(2,792)	(52,906)
Dividends paid to minority interests	(28)	(59)	(150)	(239)
Acquisition of treasury stock	(10,075)	(2,954)	(8,411)	(86,111)
Sale of treasury stock	3	19	—	26
Exercise of stock options	477	95	158	4,077
Net cash used in financing activities	(38,320)	(40,684)	(28,119)	(327,521)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,307	1,218	(2,944)	11,171
Net Increase (Decrease) in Cash and Cash Equivalents	(28,334)	(14,440)	15,140	(242,171)
Cash and Cash Equivalents at Beginning of the Year	80,619	95,059	79,919	689,051
Cash and Cash Equivalents at End of the Year	¥ 52,285	¥ 80,619	¥ 95,059	$ 446,880

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

OMRON Corporation (the "Company") is a multinational manufacturer of automation components, equipment and systems with advanced computer, communications and control technologies. The Company conducts business in over 30 countries around the world and strategically manages its worldwide operations through 5 regional management centers in Japan, North America, Europe, Asia-Pacific and China. Products, classified by type and market, are organized into five business segments and one business development group, as described below.

Industrial Automation Business manufactures and sells control components and systems including programmable logic controllers, sensors and switches used in automatic systems in industry. In the global market, the Company offers many services, such as those involving labor-saving automation, environmental protection, safety improvement, and inspection-automization solutions for highly developed production systems.

Electronic Components Business manufactures and sells electric and electronic components found in such consumer goods as home appliances as well as such business equipment as telephone systems, vending machines and office equipment.

Automotive Electronic Components Business develops and produces automotive electronic components and other components for automobiles and automotive electronic components manufacturers throughout the world.

Sosial Systems Business encompasses the sale of card authorization terminals mainly for the domestic markets. Passing gates, automated ticket machines, electronic panels and terminal displays for traffic information and monitoring purposes are also supplied for the domestic market.

Healthcare Business sells blood pressure monitors, digital thermometers, body-fat monitors, nebulizers and infra-red therapy devices aimed at both the consumer and institutional markets.

Business Development Group consists of businesses with high growth potential. The group provides the peripheral equipment used in office automation equipment, modems, terminal adapters, scanners and uninterrupted power supplies.

Basis of Financial Statements

The accompanying consolidated financial statements, stated in Japanese yen, include certain adjustments, not recorded on the books of account, to present these statements in accordance with accounting principles generally accepted in the United States of America, except for the omission of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." Certain reclassifications have been made to amounts previously reported in order to conform to 2006 classifications.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries (together the "Companies"). All significant intercompany accounts and transactions have been eliminated.

Investments in which the Companies have a 20% to 50% interest (affiliates) are accounted for using the equity method.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less, including time deposits, commercial paper, securities purchased with resale agreements and money market instruments.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Marketable Securities and Investments

The Companies classify all of their marketable debt and equity securities as available-for-sale. Available-for-sale securities are carried at market value with the corresponding recognition of net unrealized holding gains and losses as a separate component of accumulated other comprehensive income, net of related taxes, until recognized. If necessary, individual securities classified as available-for-sale are reduced to fair value by a charge to income in the period in which the decline is deemed to be other than temporary. The Companies principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. The Companies may also consider other factors, including their ability and intent to hold the applicable investment securities until maturity, and the severity of the decline in fair value.

Other investments are stated at the lower of cost or estimated net realizable value. The cost of securities sold is determined on the average cost basis.

Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment has been computed principally on a declining balance method based upon the estimated useful lives of the assets. The estimated useful lives primarily range from 3 to 50 years for buildings and from 2 to 15 years for machinery and equipment.

Goodwill and Other Intangible Assets

The Company accounts for its goodwill and other intangible assets in accordance with SFAS No.142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No.142 also requires recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value. Assets to be disposed of other than by sale are considered held and used until disposed of. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

Advertising Costs

Advertising costs are charged to earnings as incurred. Advertising expense was ¥10,290 million ($ 87,949 thousand), ¥8,718 million and ¥8,391 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Shipping and Handling Charges

Shipping and handling charges were ¥7,627 million ($ 65,188 thousand), ¥7,720 million and ¥8,061 million for the years ended March 31, 2006, 2005 and 2004, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Termination and Retirement Benefits

Termination and retirement benefits are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and are disclosed in accordance with SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provision for termination and retirement benefits includes amounts for directors and corporate auditors of the Company.

The Company and certain of its domestic subsidiaries previously used December 31 as the measurement date for projected benefit obligation and plan assets of the termination and retirement benefits. During the year ended March 31, 2006, the companies have changed the measurement date to March 31. The purpose of this change is to enable more timely reflection of factors, such as the effect of plan amendments and fluctuation of number of employees in accounting for the termination and retirement benefits, in the projected benefit obligation and retirement benefit expense.

A cumulative effect (net of tax) of this change was recognized in the consolidated statement of income for the year ended March 31, 2006, which reduced net income for the period by ¥1,201 million ($ 10,265 thousand).

Income Taxes

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, are recognized to the extent that such benefits are more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Product Warranties

A liability for the estimated warranty related cost is established at the time revenue is recognized and is included in other current liabilities. The liability is established using historical information including the nature, frequency, and average cost of warranty claims.

Derivatives

Derivative instruments and hedging activities are accounted for in accordance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133," and SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

For foreign exchange forward contracts and foreign currency options, on the date the derivative contract is entered into, the Companies designate the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge or "foreign currency" hedge). The Companies formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Based on the Companies' policy, all foreign exchange forward contracts and foreign currency options entered into must be highly effective in offsetting changes in cash flows of hedged items.

Changes in fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow or foreign currency hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

Cash Dividends

Cash dividends are reflected in the consolidated financial statements at proposed amounts in the year to which they are applicable, even though payment is not approved by shareholders until the annual general meeting of shareholders held early in the following fiscal year. Resulting dividends payable are included in Other current liabilities in the consolidated balance sheets.

Revenue Recognition

The Companies recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss has transferred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met when products are received by customers or services are performed.

Stock-Based Compensation

The Companies account for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," including related interpretations, and follow the disclosure only provision of SFAS No. 123, "Accounting for Stock Based Compensation."

At March 31, 2006, the Company had a stock-based employee compensation plan, which is described more fully in Note 10. No stock-based employee compensation cost is reflected in the results of operations, as all options granted under those plans had an exercise price exceeding the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Millions of yen (except per share data)			Thousands of U.S. dollars (except per share data)
	2006	2005	2004	2006
Net income as reported	¥ 35,763	¥ 30,176	¥ 26,811	$ 305,667
Deduct:				
Total stock-based employee compensation expense determined under fair value based method for all awards	73	101	106	624
Pro forma net income	¥ 35,690	¥ 30,075	¥ 26,705	$ 305,043
Net income per share (yen and U.S. dollars)				
Basic-as reported	¥ 151.1	¥ 126.5	¥ 110.7	$ 1.29
Basic-pro forma	150.8	126.1	110.2	1.29
Diluted-as reported	151.1	124.8	107.5	1.29
Diluted-pro forma	150.7	124.3	107.1	1.29

New Accounting Standards

In May 2005, the FASB issued SFAS No.154 "Accounting Changes and Error Corrections, a replacement of APB Opinion No.20 and FASB Statement No.3." SFAS No.154 replaces APB Opinion No.20, "Accounting Changes" and SFAS No.3 "Reporting Accounting Changes in Interim Financial Statements." SFAS No.154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No.154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No.154 will be effective for accounting changes and corrections of errors made in fiscal year beginning after December 15, 2005. The Companies do not expect SFAS No.154 to have material effect on the consolidated financial statements.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). FSP 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 will be applied to reporting periods beginning after December 15, 2005. The Companies do not expect FSP 115-1 to have material effect on the consolidated financial statements.

2. Translation into United States Dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for convenience of the readers outside of Japan and has been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translation should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3. Inventories

Inventories at March 31 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finished products	¥ 40,613	¥ 38,893	$ 347,120
Work-in-process	14,286	10,882	122,103
Materials and supplies	20,059	18,810	171,444
Total	¥ 74,958	¥ 68,585	$ 640,667

4. Marketable Securities and Investments

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income (loss), net of tax. Cost, gross unrealized holding gains and losses and fair value of securities, excluding equity securities with no readily determinable public market value, by major security type at March 31 were as follows:

Available-for-sale securities

	Millions of yen							
	2006				2005			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities	¥ 1,067	¥ 413	¥ —	¥ 1,480	¥ 1,064	¥ 237	¥ —	¥ 1,301
Equity securities	22,302	33,770	—	56,072	24,600	19,584	(381)	43,803
Total available-for-sale-securities	¥ 23,369	¥ 34,183	¥ —	¥ 57,552	¥ 25,664	¥ 19,821	¥ (381)	¥ 45,104

	Thousands of U.S. dollars			
	2006			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities	$ 9,120	$ 3,530	$ —	$ 12,650
Equity securities	190,615	288,632	—	479,247
Total available-for-sale-securities	$ 199,735	$ 292,162	$ —	$ 491,897

(*) Cost represents amortized cost for debt securities and acquisition cost for equity securities.

Maturities of debt securities as available-for-sale at March 31 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
	Cost	Fair value	Cost	Fair value	Cost	Fair value
Due after one year through five years	¥ 1,067	¥ 1,480	¥ 1,064	¥ 1,301	$ 9,120	$ 12,650

Gross unrealized holding losses and fair value of certain available-for-sale, equity securities, aggregated by length of time that such securities have been in a continuous unrealized loss position at March 31 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	Less than 12 months					
	2006		2005		2006	
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Equity securities	¥ —	¥ —	¥ 3,671	¥ (381)	$ —	$ —

There were no securities in unrealized loss position at March 31, 2006.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥4,925 million ($ 42,094 thousand) and ¥4,660 million at March 31, 2006 and 2005, respectively. Investments with an aggregate cost of ¥4,812 million ($ 41,128 thousand) were not evaluated for impairment because (a) the Companies did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) the Companies did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

Losses on impairment of available-for-sale securities recognized to reflect the decline in market value considered to be other than temporary were ¥487 million ($ 4,162 thousand), ¥22 million and ¥847 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Net unrealized holding gains (losses) on available-for-sale securities, net of related taxes, increased by ¥8,762 million ($ 74,889 thousand) and by ¥822 million for the years ended March 31, 2006 and 2005, respectively.

Proceeds from sales of available-for-sale securities were ¥6,511 million ($ 55,650 thousand), ¥1,638 million and ¥1,833 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Gross realized gains on sales were ¥4,119 million ($ 35,205 thousand), ¥788 million and ¥1,120 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Gross realized losses on sales were ¥82 million for the year ended March 31, 2004. There were no gross realized losses on sales for the years ended March 31, 2006 and 2005.

5. Acquisition

In June 2005, OMRON Healthcare Co., Ltd., a subsidiary of the Company, acquired 100% of the issued common stock of Colin Medical Technology Corporation ("CMT") for cash in an aggregate amount of ¥8,943 million ($ 76,436 thousand).

This acquisition was to expand healthcare business, to obtain synergies with CMT and to create preventive medicine market through the acquisition of CMT's medical devices business for healthcare professionals. The consolidated financial statements for the year ended March 31, 2006 include the operating results of CMT from the date of acquisition. The estimated fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 4,339	$ 37,085
Property, plant and equipment	996	8,513
Investments and other assets (*)	6,747	57,667
Current liabilities	(2,958)	(25,282)
Long term liabilities	(181)	(1,547)
Net assets acquired	¥ 8,943	$ 76,436

(*) Investments and other assets include acquired goodwill of ¥6,554 million ($ 56,017 thousand).

6. Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2006 and 2005 were as follows:

	Millions of yen			
	2006		2005	
	Gross amount	Accumulated amortization	Gross amount	Accumulated amortization
Intangible assets subject to amortization:				
Software	¥ 31,031	¥ 19,414	¥ 27,535	¥ 16,150
Other	3,583	2,408	4,113	3,277
Total	¥ 34,614	¥ 21,822	¥ 31,648	¥ 19,427

	Thousands of U.S. dollars	
	2006	
	Gross amount	Accumulated amortization
Intangible assets subject to amortization:		
Software	$ 265,222	$ 165,932
Other	30,624	20,581
Total	$ 295,846	$ 186,513

Intangible assets not subject to amortization at March 31, 2006 and 2005 were immaterial.

Aggregate amortization expense related to intangible assets was ¥5,235 million ($ 44,744 thousand), ¥4,827 million and ¥4,625 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Estimated amortization expense for the next five years ending March 31 is as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 4,301	$ 36,761
2008	3,704	31,658
2009	2,650	22,650
2010	1,425	12,179
2011	507	4,333

The carrying amount of goodwill at March 31, 2006 and changes in its carrying amount for the year ended March 31, 2006 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2006	
Balance at April 1, 2005	¥ 1,314	$ 11,231
Acquisition	7,633	65,239
Foreign currency translation adjustments	38	325
Balance at March 31, 2006	¥ 8,985	$ 76,795

The changes in the carrying amount of goodwill for the year ended March 31, 2005 were immaterial.

7. Bank Loans and Long-Term Debt

The weighted average annual interest rates of short-term bank loans at March 31, 2006 and 2005 were 3.7% and 1.0%, respectively.
Long-term debt at March 31 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Unsecured debt:			
Loans from banks and other financial institutions, generally at 0.4% to 3.8% due on various dates through 2006	¥ —	¥ 10,779	$ —
Other	1,345	1,556	11,496
Total	1,345	12,335	11,496
Less portion due within one year	296	10,503	2,530
Long-term debt, less current portion	¥ 1,049	¥ 1,832	$ 8,966

The annual maturities of long-term debt outstanding at March 31, 2006 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 296	$ 2,530
2008	53	453
2009	50	427
2010	51	436
2011	53	453
Thereafter	842	7,197
Total	¥ 1,345	$ 11,496

As is customary in Japan, additional security must be given if requested by a lending bank, and banks have the right to offset cash deposited with them against any debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Companies have never received any such requests.

As is customary in Japan, the Company and domestic subsidiaries maintain deposit balances with banks with which they have short- or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

Total interest cost incurred and charged to expense for the years ended March 31, 2006, 2005 and 2004 amounted to ¥898 million ($ 7,675 thousand), ¥1,083 million and ¥1,217 million, respectively.

8. Leases

The Companies do not have any material capital lease agreements.

The Companies have operating lease agreements primarily involving offices and equipment for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. At March 31, 2006, future minimum rental payments applicable to non-cancelable leases having initial or remaining non-cancelable lease terms in excess of one year were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 2,612	$ 22,325
2008	2,243	19,171
2009	1,672	14,291
2010	1,468	12,547
2011	1,598	13,658
Thereafter	11,485	98,162
Total	¥ 21,078	$ 180,154

Rental expense amounted to ¥11,862 million ($ 101,385 thousand), ¥11,151 million and ¥11,059 million for the years ended March 31, 2006, 2005 and 2004, respectively.

9. Termination and Retirement Benefits

The Company and its domestic subsidiaries sponsor termination and retirement benefit plans which cover substantially all domestic employees. Benefits were based on the employee's years of service, with some plans considering compensation and certain other factors. The Company, effective from April 2004, and its domestic subsidiaries, effective from April 2005, introduced an amended plan to establish a new formula for determining pension benefits including a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and performance. If the termination is involuntary, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Company and its domestic subsidiaries fund a portion of the obligations under these plans. The general funding policy is to contribute amounts computed in accordance with actuarial methods acceptable under Japanese tax law. The Company and substantially all domestic subsidiaries had a contributory termination and retirement plan which was interrelated with the Japanese government social welfare program and consisted of a substitutional potion requiring employee and employer contributions plus an additional portion established by the employers.

Periodic pension benefits required under the substitutional portion were prescribed by the Japanese Ministry of Health, Labour and Welfare, commence at age 65 and continue until the death of the surviving spouse. Benefits under the additional portion were usually paid in a lump sum at the earlier of termination or retirement although periodic payments were available under certain conditions.

In January 2003, Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." EITF Issue 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan.

The process of separating the substitutional portion from the corporate portion occurs in four phases. EITF Issue 03-2 requires that the separation process should be accounted for upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under the consensus reached, at the time the assets are transferred to the government in an amount sufficient to complete the separation process, the transaction is considered to be complete and the elimination of the entire substitutional portion of the benefit obligation would be accounted for as a settlement at that time. The difference between the obligation settled and the assets transferred to the government should be accounted for as a subsidy from the government.

The Company received the Japanese government's approval of exemption from the obligation for benefit related to future employee service on April 26, 2004 and past employee service on May 1, 2005 with respect to the substitutional portion of its termination and retirement benefit plans. The substitutional portion of the benefit obligation and related plan assets were transferred to the government on September 29, 2005. The transfer resulted in the Company recording a subsidy from the government of ¥41,339 million ($ 353,325 thousand) representing the difference between the accumulated benefit obligation of the substitutional portion and the related plan assets. Additionally, the Company recorded a reduction in net periodic benefit cost related to the derecognition of previously accrued salary progression of ¥8,870 million ($ 75,812 thousand) and a settlement loss of ¥38,294 million ($ 327,299 thousand). The net amount of derecognition of previously accrued salary progression and settlement loss is allocated to cost of sales of ¥15,975 million ($ 136,539 thousand), selling, general and administrative expenses of ¥8,635 million ($ 73,803 thousand) and research and development expenses of ¥4,814 million ($ 41,145 thousand).

Obligations and Funded status

The following table is the reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets at March 31:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 246,950	¥ 259,647	$ 2,110,684
Service cost, less employees' contributions	3,979	5,822	34,009
Interest cost	3,926	5,022	33,556
Transfer of substitutional portion	(91,963)	—	(786,009)
Effect of change in measurement date	2,424	—	20,718
Plan amendments	(7,745)	(15,546)	(66,197)
Actuarial loss (gain)	2,594	(3,428)	22,171
Benefits paid	(3,659)	(3,544)	(31,274)
Settlement paid	(1,975)	(1,023)	(16,880)
Benefit obligation at end of year	¥ 154,531	¥ 246,950	$ 1,320,778
Change in plan assets:			
Fair value of plan assets at beginning of year	121,121	117,171	1,035,222
Actual return on plan assets	7,668	1,146	65,538
Transfer of substitutional portion	(41,753)	—	(356,863)
Effect of change in measurement date	1,496	—	12,786
Employers' contributions	5,573	6,348	47,632
Benefits paid	(2,843)	(3,544)	(24,299)
Settlement paid	(1,975)	—	(16,880)
Fair value of plan assets at end of year	¥ 89,287	¥ 121,121	$ 763,136
Funded status	(65,244)	(125,829)	(557,642)
Unrecognized net actuarial loss	62,151	107,487	531,205
Unrecognized prior service benefit	(23,414)	(17,812)	(200,120)
Net amount recognized	¥ (26,507)	¥ (36,154)	$ (226,557)
Amounts recognized in the consolidated balance sheets:			
Accrued liability	¥ (62,672)	¥ (107,278)	$ (535,659)
Accumulated other comprehensive loss (gross of tax)	36,165	71,124	309,102
Net amount recognized	¥ (26,507)	¥ (36,154)	$ (226,557)
Accumulated benefit obligation at end of year	¥ 151,959	¥ 228,399	$ 1,298,795

Components of net Periodic Benefit Cost

The expense recorded for the contributory termination and retirement plans included the following components for the years ended March 31:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Service cost, less employees' contributions	¥ 3,979	¥ 5,822	¥ 7,981	$ 34,009
Interest cost on projected benefit obligation	3,926	5,022	4,968	33,556
Expected return on plan assets	(3,620)	(4,301)	(4,210)	(30,940)
Amortization	2,336	2,565	3,530	19,966
Settlement loss	38,294	—	—	327,299
Derecognition of previously accrued salary progression	(8,870)	—	—	(75,812)
Net periodic benefit cost	¥ 36,045	¥ 9,108	¥ 12,269	$ 308,078

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum pension liability for each defined benefit plan to the extent that a plan's accumulated benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. The net change in the minimum pension liability is reflected as other comprehensive income, net of related tax effect. The unrecognized net actuarial loss and the prior service benefit are being amortized over 15 years.

Measurement Date

The Company and certain of its domestic subsidiaries previously used December 31 as the measurement date for projected benefit obligation and plan assets of the termination and retirement benefits. During the year ended March 31, 2006, the companies have changed the measurement date to March 31. The purpose of this change is to enable more timely reflection of factors, such as the effect of plan amendments and fluctuation of number of employees in accounting for the termination and retirement benefits, in the projected benefit obligation and retirement benefit expense.

A cumulative effect (net of tax) of this change was recognized in the consolidated statement of income for the year ended March 31, 2006, which reduced net income for the period by ¥1,201 million ($ 10,265 thousand).

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	2.0%	2.0%
Compensation increase rate	2.0	2.0

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Discount rate	2.0%	2.0%	2.0%
Compensation increase rate	2.0	2.0	2.0
Expected long-term rate of return on plan assets	3.0	3.0	3.0

The expected return on plan assets is determined by estimating the future rate of return on each category of plan assets considering *actual historical returns and current economic trends and conditions.*

Plan assets

The Company's pension plan weighted-average asset allocation by asset category is as follows:

Asset Category	2006	2005
Cash	0.1%	20.0%
Equity Securities	23.9%	15.9%
Debt Securities	46.1%	42.4%
Life insurance company general accounts	14.1%	10.3%
Other	15.8%	11.4%
Total	100.0%	100.0%

The Company investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company formulates a model portfolio comprised of the optimal combination of equity and debt securities in order to produce a total return that will match the expected return on a mid-term to long-term basis.

Target allocation of plan assets is 20% of equity securities, 66% of debt securities and life insurance company general account and 14% of other for both 2006 and 2005. The actual asset allocation as of March 31, 2005 did not meet the target allocation because the Companies held cash to be paid to the Japanese government in connection with the transfer of the substitutional portion of the benefit obligation and related plan assets.

The Company evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the model portfolio. The Company revises the model portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Equity securities include common stock of the Company in the amounts of ¥11 million ($ 94 thousand) (0.01% of total domestic plan assets), and ¥10 million (0.01% of total domestic plan assets) at March 31, 2006, and December 31, 2004, respectively.

Cash Flows

Contributions

The Companies expect to contribute ¥5,478 million ($ 46,821 thousand) to its domestic termination and retirement benefit plans in the year ending March 31, 2007.

The Company expects to contribute certain available-for-sale securities of ¥16,019 million ($ 136,915 thousand) to establish an employee retirement benefit trust in the year ending March 31, 2007.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 4,531	$ 38,726
2008	5,547	47,410
2009	6,108	52,205
2010	6,525	55,769
2011	6,448	55,111
2012-2016	34,649	296,145

Certain employees of European subsidiaries are covered by a defined benefit pension plan. The projected benefit obligation for the plan and related fair value of plan assets were ¥2,812 million ($24,034 thousand) and ¥2,020 million ($ 17,265 thousand), respectively, at March 31, 2006 and ¥1,979 million and ¥1,599 million, respectively, at March 31, 2005.

The Companies also have unfunded noncontributory termination plans administered by the Companies. These plans provide lump-sum termination benefits and are paid at the earlier of the employee's termination or mandatory retirement age, except for payments to directors and corporate auditors which require approval by the shareholders before payment. The Companies record provisions for termination benefits sufficient to state the liability equal to the plans' vested benefits, which exceed the plans' accumulated benefit obligations.

The aggregate liability for the termination plans excluding the funded contributory termination and retirement plan in Japan, as of March 31, 2006 and 2005 was ¥4,374 million ($ 37,384 thousand) and ¥4,710 million, respectively. The aggregate net periodic benefit cost for such plans for the years ended March 31, 2006, 2005 and 2004 was ¥618 million ($ 5,282 thousand), ¥1,241 million and ¥1,688 million, respectively.

10. Shareholders' Equity

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥53,795 million ($ 459,786 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

Stock Options

The Company has authorized the grant of options to purchase common stock of the Company to certain directors and executive officers of the Company under a fixed stock option plan.

Under the above plan, the exercise price of each option exceeded the market price of the Company's common stock on the date of grant and the options expire 5 years after the date of the grant. Generally, options become fully vested and exercisable after 2 years. A summary of the Company's fixed stock option plan activity and related information is as follows:

Fixed options	Shares	Yen: Weighted-average exercise price	Yen: Weighted-average fair value of options granted during the year
Options outstanding at April 1, 2003	971,000	¥ 2,294	
Granted	204,000	2,435	¥ 736
Exercised	(86,000)	1,839	
Options outstanding at March 31, 2004	1,089,000	2,357	
Granted	219,000	2,580	¥ 194
Exercised	(46,000)	1,839	
Exercised	(5,000)	1,913	
Expired	(11,000)	1,839	
Options outstanding at March 31, 2005	1,246,000	2,421	
Granted	213,000	2,550	¥ 415
Exercised	(95,000)	2,306	
Exercised	(117,000)	1,913	
Exercised	(14,000)	2,435	
Expired	(260,000)	2,936	
Options outstanding at March 31, 2006	973,000	¥ 2,384	

Fixed options	Shares	U.S. dollars: Weighted-average exercise price	U.S. dollars: Weighted-average fair value of options granted during the year
Options outstanding at March 31, 2005	1,246,000	$ 20.69	
Granted	213,000	21.79	$ 3.55
Exercised	(95,000)	19.71	
Exercised	(117,000)	16.35	
Exercised	(14,000)	20.81	
Expired	(260,000)	25.09	
Options outstanding at March 31, 2006	973,000	$ 20.38	

	Shares	Yen: Weighted-average exercise price
Options exercisable at March 31, 2004	609,000	¥ 2,531
Options exercisable at March 31, 2005	823,000	¥ 2,376
Options exercisable at March 31, 2006	541,000	¥ 2,239

	Shares	U.S. dollars: Weighted-average exercise price
Options exercisable at March 31, 2006	541,000	$ 19.14

The following summarizes information about fixed stock options at March 31, 2006:

Options outstanding				Options exercisable	
Yen: Range of exercise prices	Shares	Weighted-average remaining contractual life	Yen: Weighted-average exercise price	Shares	Yen: Weighted-average exercise price
¥ 2,306	197,000	0.25 years	¥ 2,306	197,000	¥ 2,306
1,913	154,000	1.25 years	1,913	154,000	1,913
2,435	190,000	2.25 years	2,435	190,000	2,435
2,580	219,000	3.25 years	2,580	—	—
2,550	213,000	4.25 years	2,550	—	—
¥1,913 to ¥2,580	973,000	2.35 years	¥ 2,384	541,000	¥ 2,239

Options outstanding				Options exercisable	
U.S. dollars			U.S. dollars		U.S. dollars
Range of exercise prices	Shares	Weighted-average remaining contractual life	Weighted-average exercise price	Shares	Weighted-average exercise price
$ 19.71	197,000	0.25 years	$ 19.71	197,000	$ 19.71
16.35	154,000	1.25 years	16.35	154,000	16.35
20.81	190,000	2.25 years	20.81	190,000	20.81
22.05	219,000	3.25 years	22.05	—	—
21.79	213,000	4.25 years	21.79	—	—
$16.35 to $22.05	973,000	2.35 years	$ 20.38	541,000	$ 19.14

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rate	1.540%	0.628%	0.738%
Volatility	23.0%	10.0%	45.0%
Dividend yield	0.982%	0.783%	0.857%
Expected life	3.5 years	3.5 years	3.5 years

The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

11. Other Expenses (Income), net

Other expenses (income), net for the years ended March 31, 2006, 2005 and 2004 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Business restructuring expenses	¥ 749	¥ 1,767	¥ —	$ 6,402
Equity in loss (earnings) of affiliates	493	1,483	(92)	4,214
Loss on impairment of investment securities and other assets	757	366	2,413	6,470
Net gain on sales of investment securities	(4,302)	(987)	(1,039)	(36,769)
Net loss on sales and disposals of property, plant and equipment	42	918	479	359
Loss on impairment of property, plant and equipment	—	614	41	—
Net loss (gain) on sales of business entities	(194)	—	494	(1,658)
Other, net	(466)	(457)	(448)	(3,984)
Total	¥ (2,921)	¥ 3,704	¥ 1,848	$ (24,966)

Certain land and buildings, principally idle assets in 2005, and dormitories in 2004, were deemed to be impaired and written down to fair value.

12. Income Taxes

The provision for income taxes for the years ended March 31, 2006, 2005 and 2004 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Current income tax expense	¥ 23,276	¥ 20,393	¥ 13,527	$ 198,932
Deferred income tax expenses, exclusive of the following	3,947	2,160	7,135	33,735
Change in the valuation allowance	15	(445)	(27)	136
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	—	—	127	—
Total	¥ 27,238	¥ 22,108	¥ 20,762	$ 232,803

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 41.0% in 2006 and 2005, and 42.0% in 2004.

An amendment to Japanese tax regulations was enacted into law on March 31, 2003. As a result of this amendment, the normal income tax rate was reduced from 42.0% to 41.0% effective April 1, 2004. Deferred income tax assets and liabilities as of March 31, 2004 were measured at appropriate tax rates considering the period the deferred tax asset or liability would be realized. The effect was an increase in the provision for income taxes of ¥127 million for the year ended March 31, 2004.

The effective income tax rates of the Companies differ from the normal Japanese statutory rates as follows for the years ended March 31:

	2006	2005	2004
Normal Japanese statutory rates	41.0%	41.0%	42.0%
Increase (decrease) in taxes resulting from:			
Permanently non-deductible items	0.9	3.0	1.0
Tax credit for research and development expenses	(3.5)	(3.4)	—
Losses of subsidiaries for which no tax benefit was provided	0.4	1.5	1.0
Difference in subsidiaries' tax rates	3.2	(0.9)	(0.6)
Change in the valuation allowance	0.0	0.9	(0.1)
Effects of enacted change in tax rates	—	—	0.3
Other, net	0.3	0.0	(0.3)
Effective tax rates	42.3	42.1	43.3

The approximate effect of temporary differences and tax credit and loss carryforwards that gave rise to deferred tax balances at March 31, 2006 and 2005 were as follows:

	Millions of yen			
	2006		2005	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Inventory valuation	¥ 3,418	¥ —	¥ 2,735	¥ —
Accrued bonuses and vacations	5,165	—	5,206	—
Termination and retirement benefits	11,534	—	9,493	—
Enterprise taxes	1,292	—	1,329	—
Intercompany profits	3,293	—	2,790	—
Marketable securities	—	13,998	—	7,954
Property, plant and equipment	808	—	1,410	—
Allowance for doubtful receivables	814	19	3,005	42
Minimum pension liability adjustment	14,827	—	29,161	—
Other temporary differences	9,998	3,869	12,267	3,814
Tax credit carryforwards	4,536	—	4,411	—
Operating loss carryforwards	3,089	—	4,714	—
Subtotal	¥ 58,774	¥ 17,886	¥ 76,521	¥ 11,810
Valuation allowance	(7,203)	—	(7,268)	—
Total	¥ 51,571	¥ 17,886	¥ 69,253	¥ 11,810

	Thousands of U.S. dollars	
	2006	
	Deferred tax assets	Deferred tax liabilities
Inventory valuation	$ 29,214	$ —
Accrued bonuses and vacations	44,145	—
Termination and retirement benefits	98,581	—
Enterprise taxes	11,043	—
Intercompany profits	28,145	—
Marketable securities	—	119,641
Property, plant and equipment	6,906	—
Allowance for doubtful receivables	6,957	162
Minimum pension liability adjustment	126,726	—
Other temporary differences	85,453	33,068
Tax credit carryforwards	38,769	—
Operating loss carryforwards	26,402	—
Subtotal	$ 502,341	$ 152,871
Valuation allowance	(61,564)	—
Total	$ 440,777	$ 152,871

The total valuation allowance decreased by ¥65 million ($ 555 thousand) in 2006 and increased by ¥150 million in 2005.

As of March 31, 2006, certain subsidiaries had operating loss carryforwards approximating ¥7,837 million ($ 66,983 thousand) available for reduction of future taxable income, the majority of which expire by 2013.

The Company has not provided for Japanese income taxes on unremitted earnings of certain foreign subsidiaries to the extent that they are believed to be indefinitely reinvested. The unremitted earnings of the foreign subsidiaries which are considered to be indefinitely reinvested and for which Japanese income taxes have not been provided were ¥55,311 million ($ 472,744 thousand) and ¥54,813 million at March 31, 2006 and 2005, respectively. Dividends received from domestic subsidiaries are expected to be substantially free of tax.

13. Foreign Operations

Net sales and total assets of foreign subsidiaries for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales	¥ 256,116	¥ 220,961	¥ 208,540	$ 2,189,026
Total assets	¥ 209,038	¥ 178,038	¥ 162,630	$ 1,786,650

14. Per Share Data

The Company accounts for its net income per share in accordance with SFAS No. 128, "Earnings per Share." Basic net income per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution of convertible bonds and stock options, and has been computed by the if-converted method for convertible bonds and by the treasury stock method for stock options.

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Income before cumulative effect of accounting change	¥ 36,964	¥ 30,176	¥ 26,811	$ 315,932
Effect of dilutive securities:				
Convertible bonds, due September 2004	—	165	327	—
Diluted income before cumulative effect of accounting change	¥ 36,964	¥ 30,341	¥ 27,138	$ 315,932

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net income	¥ 35,763	¥ 30,176	¥ 26,811	$ 305,667
Effect of dilutive securities:				
Convertible bonds, due September 2004	—	165	327	—
Diluted income	¥ 35,763	¥ 30,341	¥ 27,138	$ 305,667

	Number of shares		
	2006	2005	2004
Weighted average common shares outstanding	236,625,818	238,505,304	242,296,332
Dilutive effect of:			
Convertible bonds, due September 2004	—	4,623,997	10,026,639
Stock options	131,711	76,574	53,053
Diluted common shares outstanding	236,757,529	243,205,875	252,376,024

15. Supplemental Information for Cash Flows

Supplemental cash flow information for the years ended March 31, 2006, 2005 and 2004 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Interest paid	¥ 898	¥ 1,098	¥ 1,217	$ 7,675
Income taxes paid	23,843	17,815	7,508	203,786
Non-cash investing and financing activities:				
Liabilities assumed in connection with capital expenditures	3,220	2,671	3,848	27,521
Stock issued due to convertible bonds	—	38	—	—
Transfer of assets and liabilities to joint venture	—	16,270	—	—

16. Other Comprehensive Income (Loss)

The change in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2006, 2005 and 2004 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Foreign currency translation adjustments:				
Beginning balance	¥ (10,554)	¥ (15,625)	¥ (9,407)	$ (90,205)
Change for the year	9,201	5,071	(6,218)	78,641
Ending balance	(1,353)	(10,554)	(15,625)	(11,564)
Minimum pension liability adjustments:				
Beginning balance	(41,123)	(45,238)	(48,708)	(351,478)
Change for the year	19,940	4,115	3,470	170,427
Ending balance	(21,183)	(41,123)	(45,238)	(181,051)
Unrealized gains (losses) on available-for-sale securities:				
Beginning balance	10,909	10,087	(1,716)	93,239
Change for the year	8,762	822	11,803	74,889
Ending balance	19,671	10,909	10,087	168,128
Net gains (losses) on derivative instruments:				
Beginning balance	(241)	217	(78)	(2,060)
Change for the year	135	(458)	295	1,154
Ending balance	(106)	(241)	217	(906)
Total accumulated other comprehensive loss:				
Beginning balance	(41,009)	(50,559)	(59,909)	(350,504)
Change for the year	38,038	9,550	9,350	325,111
Ending balance	¥ (2,971)	¥ (41,009)	¥ (50,559)	$ (25,393)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of yen								
	2006			2005			2004		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments:									
Foreign currency translation adjustments arising during the year	¥ 9,458	¥ (257)	¥ 9,201	¥ 5,437	¥ (366)	¥ 5,071	¥ (6,875)	¥ 195	¥ (6,680)
Reclassification adjustment for the portion realized in net income	—	—	—	—	—	—	462	—	462
Net change in foreign currency translation adjustments during the year	9,458	(257)	9,201	5,437	(366)	5,071	(6,413)	195	(6,218)
Minimum pension liability adjustments	33,797	(13,857)	19,940	6,974	(2,859)	4,115	5,880	(2,410)	3,470
Unrealized gains (losses) on available-for-sale securities:									
Unrealized holding gains arising during the year	18,469	(7,564)	10,905	2,159	(885)	1,274	20,196	(8,280)	11,916
Reclassification adjustment for losses on impairment realized in net income	487	(200)	287	22	(9)	13	847	(347)	500
Reclassification adjustment for net gains on sales realized in net income	(4,119)	1,689	(2,430)	(788)	323	(465)	(1,038)	425	(613)
Net unrealized gains	14,837	(6,075)	8,762	1,393	(571)	822	20,005	(8,202)	11,803
Net gains (losses) on derivative instruments:									
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	(2,173)	891	(1,282)	(1,702)	698	(1,004)	1,095	(456)	639
Reclassification adjustment for net losses (gains) realized in net income	2,400	(983)	1,417	929	(383)	546	(592)	248	(344)
Net gains (losses) on derivative instruments	227	(92)	135	(773)	315	(458)	503	(208)	295
Other comprehensive income	¥ 58,319	¥(20,281)	¥ 38,038	¥ 13,031	¥ (3,481)	¥ 9,550	¥ 19,975	¥(10,625)	¥ 9,350

	Thousands of U.S. dollars		
	2006		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during the year	$ 80,838	$ (2,197)	$ 78,641
Reclassification adjustment for the portion realized in net income	—	—	—
Net change in foreign currency translation adjustments during the year	80,838	(2,197)	78,641
Minimum pension liability adjustments	288,863	(118,436)	170,427
Unrealized gains (losses) on available-for-sale securities:			
Unrealized holding gains arising during the year	157,855	(64,650)	93,205
Reclassification adjustment for losses on impairment realized in net income	4,162	(1,709)	2,453
Reclassification adjustment for net gains on sales realized in net income	(35,205)	14,436	(20,769)
Net unrealized gains	126,812	(51,923)	74,889
Net gains (losses) on derivative instruments:			
Net gains (losses) on derivative instruments designated as cash flow hedges during the year	(18,573)	7,616	(10,957)
Reclassification adjustment for net losses (gains) realized in net income	20,513	(8,402)	12,111
Net gains (losses) on derivative instruments	1,940	(786)	1,154
Other comprehensive income	$ 498,453	$ (173,343)	$ 325,111

17. Financial Instruments and Risk Management

Financial Instruments

The following table presents the carrying amounts and estimated fair values as of March 31, 2006 and 2005, of the Companies' financial instruments.

	Millions of yen			
	2006		2005	
	Carrying amount	Fair value	Carrying amount	Fair value
Nonderivatives:				
Long-term debt, including current portion	¥ (1,345)	¥ (1,345)	¥ (12,335)	¥ (12,356)
Derivatives:				
Included in Other current assets (liabilities):				
Forward exchange contracts	(751)	(751)	(402)	(402)
Foreign currency options	36	36	51	51

	Thousands of U.S. dollars	
	2006	
	Carrying amount	Fair value
Nonderivatives:		
Long-term debt, including current portion	$ (11,496)	$ (11,496)
Derivatives:		
Included in Other current assets (liabilities):		
Forward exchange contracts	(6,419)	(6,419)
Foreign currency options	308	308

The following methods and assumptions were used to estimate the fair values of each class of financial instruments for which it is practicable to estimate that value:

Nonderivatives

(1) Cash and cash equivalents, notes and accounts receivable, bank loans and notes and accounts payable: The carrying amounts approximate fair values.

(2) Investment securities (see Note 4):

The fair values are estimated based on quoted market prices or dealer quotes for marketable securities or similar instruments. Certain equity securities included in investments have no readily determinable public market value, and it is not practicable to estimate their fair values.

(3) Long-term debt:

The fair values are estimated using present value of discounted future cash flow analysis, based on the Companies' current incremental issuing rates for similar types of arrangements.

Derivatives

The fair value of derivatives generally reflects the estimated amounts that the Companies would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for most of the Companies' derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value. The Companies do not use derivatives for trading purposes.

Changes in the fair value of foreign exchange forward contracts and foreign currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through Foreign exchange loss, net in the same period as the hedged items affect earnings. Substantially all of the accumulated other comprehensive income (loss) in relation to foreign exchange forward contracts at March 31, 2006 is expected to be reclassified into earnings within twelve months.

The effective portions of changes in the fair value of foreign exchange forward contracts and foreign currency options designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥1,282 million ($ 10,958 thousand) and ¥1,004 million for the years ended March 31, 2006 and 2005, respectively. The amounts, which were reclassified out of accumulated other comprehensive income (loss) into Foreign exchange loss, net depending on their nature, net of the related tax effect, are net gains of ¥1,417 million ($ 12,111 thousand) and net gains of ¥546 million for the years ended March 31, 2006 and 2005, respectively. The amount of the hedging ineffectiveness is not material for the years ended March 31, 2006 and 2005.

Foreign exchange forward contracts and foreign currency options:

The Companies enter into foreign exchange forward contracts and combined purchased and written foreign currency option contracts to hedge foreign currency transactions (primarily the U.S. dollar and the EURO) on a continuing basis for periods consistent with their committed exposure. The terms of the currency derivatives are typically less than 10 months. The credit exposure of foreign exchange contracts are represented by the fair value of the contracts at the reporting date. Management considers the exposure to credit risk to be minimal since the counterparties are major financial institutions.

The notional amounts of contracts to exchange foreign currency outstanding at March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Forward exchange contracts	¥43,521	¥37,680	$371,974
Foreign currency options	¥ 2,100	¥ 2,000	$ 17,949

The Companies hedge certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into the functional currency. Prior to conversion to the functional currency, these assets and liabilities are translated at currency exchange rates in effect on the balance sheet date. The effects of changes in currency exchange rates are reported in earnings and included in Foreign exchange loss, net in the consolidated statements of income. Currency forward contracts and options designated as hedges of the monetary assets and liabilities are also marked to market rates with the resulting gains and losses reported in the consolidated statements of income.

18. Related Party Transaction

The Company had an operating lease agreement for its Kyoto head office, including land and a building, with a private company owned by the family of the Company's founder, which includes the Company's chairman and representative director, a director, and certain managing officers. This lease agreement had an initial non-cancelable lease term to 2020 and required a monthly rental payment of ¥106 million ($ 906 thousand) and a security deposit of ¥2,600 million ($ 22,222 thousand) which is refundable when the agreement expires. However, the agreement with the private company was dissolved in March 2006, because the Kyoto head office was sold to an unrelated third party. During the years ended March 31, 2006, 2005 and 2004, the Company paid ¥1,166 million ($ 9,966 thousand), ¥1,272 million and ¥1,272 million, respectively, in rental expense and the security deposit to the private company at March 31, 2005 was ¥2,600 million, which was transferred to the third party at March 31, 2006.

19. Commitments and Contingent Liabilities

The Company has commitments at March 31, 2006 of approximately ¥714 million ($ 6,103 thousand) related to contracts for construction of a new building in Kusatsu city.

The Company has commitments at March 31, 2006 of approximately ¥9,109 million ($ 77,854 thousand) related to contracts for outsourcing computer services through 2008. The contracts require an annual service fee of ¥4,591 million ($ 39,239 thousand) for the year ending March 31, 2007. The annual service fee will gradually decrease each year during the contract term to ¥4,518 million ($ 38,615 thousand) for 2008. The contract is cancelable at any time subject to a penalty of 15% of aggregate service fees payable for the remaining term of the contract.

The Company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, management of the Company believes that damages from such lawsuits, if any, would not have a material effect on the consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of short-term cash investments and trade receivables. The Companies place their short-term cash investments with high-credit-quality financial institutions. Concentrations of credit risk with respect to trade receivables, as approximately 75% of total sales are concentrated in Japan, are limited due to the large number of well-established customers and their dispersion across many industries. The Company normally requires customers to deposit funds to serve as security for ongoing credit sales.

Guarantees

The Company provides guarantees for bank loans of other companies. The guarantees for the other companies are made to ensure that those companies operate with less finance costs. The maximum payments in the event of default is ¥1,188 million ($ 10,154 thousand) at March 31, 2006. The carrying amounts of the liabilities recognized under those guarantees at March 31, 2006 were immaterial.

Bank loans of ¥679 million ($ 5,803 thousand) of an unaffiliated company were jointly and severally guaranteed by the Company and six other unaffiliated companies. According to an agreement between the seven companies, any loss on these guarantees are to be borne equally among the companies.

Product Warranties

The Companies issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the years ended March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Balance at beginning of year	¥ 2,309	¥ 3,153	$ 19,735
Addition	1,586	2,683	13,556
Utilization	(2,217)	(3,527)	(18,949)
Balance at end of year	¥ 1,678	¥ 2,309	$ 14,342

20. Subsequent Events

(1) On April 26, 2006, the Company's board of directors approved a resolution to establish an employee retirement benefit trust, and the Company made the contribution on April 28, 2006 of certain available-for-sale securities owned by the Company. As a result, in the year ending March 31, 2007, the Company will record a gain of ¥10,141 million ($ 86,675 thousand) from the contribution of securities to the employee retirement benefit trust.

(2) On April 26, 2006, the Company's board of directors approved a resolution to sell the land and building making up its Tokyo head office (Minato-ku, Tokyo). As a result of the sale, the Company will record a loss of approximately ¥5,930 million ($ 50,684 thousand) in the year ending March 31, 2007.

(3) On May 12, 2006, the Company's board of directors approved a resolution, which is subject to approval at the general meeting of shareholders, outlining a plan to purchase the Company's shares. The execution of the plan is at the Company's discretion with a maximum aggregate purchase of ¥15,000 million ($ 128,205 thousand), or 4,200,000 shares, for the period up to the date of the June 2007 general meeting of shareholders.

Deloitte.

Deloitte Touche Tohmatsu
Nakanoshima Central Tower
2-2-7, Nakanoshima, Kita-ku
Osaka-shi, Osaka 530-0005
Japan

Tel: +81 6 4560 6000
Fax: +81 6 4560 6001
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors and Shareholders of OMRON Corporation

We have audited the accompanying consolidated balance sheets of OMRON Corporation and subsidiaries (the "Companies") as of March 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information," has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OMRON Corporation and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company and certain of its domestic subsidiaries changed the measurement date for projected benefit obligation and plan assets of the termination and retirement benefits.

As discussed in Note 20 to the consolidated financial statements, on April 26, 2006, the Company's board of directors approved a resolution to establish an employee retirement benefit trust, and the Company made the contribution on April 28, 2006 of certain available-for-sale securities owned by the Company.

As discussed in Note 20 to the consolidated financial statements, on April 26, 2006, the Company's board of directors approved a resolution to sell the land and building making up its Tokyo head office.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Osaka, Japan
June 9, 2006

Member of
Deloitte Touche Tohmatsu


Europe
Subsidiaries: 36
Greater China
Subsidiaries: 25
Affiliates: 1
Japan
Subsidiaries: 42
Affiliates: 13
Asia-Pacific
Subsidiaries: 18
Affiliates: 3
North and South America
Subsidiaries: 23

○ Regional Headquarters

Headquarters

Japan

Kyoto Head Office
Tel: 81-75-344-7000 Fax: 81-75-344-7001

Tokyo Head Office
Tel: 81-3-3436-7170 Fax: 81-3-3436-7180

Europe

OMRON Europe B.V. (The Netherlands)
Tel: 31-23-568-1300 Fax: 31-23-568-1388

North and South America

OMRON Management Center of America, Inc. (Chicago)
Tel: 1-847-884-0322 Fax: 1-847-884-1866

Asia-Pacific

OMRON Asia Pacific Pte. Ltd. (Singapore)
Tel: 65-835-3011 Fax: 65-835-2711

Greater China

OMRON (China) Co., Ltd. (Shanghai)
Tel: 86-21-6841-2588 Fax: 86-21-6841-2788

Major Domestic Manufacturing, Marketing, and Research & Development Locations

Manufacturing

Mishima Systems Factory
Tel: 81-55-977-9000 Fax: 81-55-977-9080

Kusatsu Plant
Tel: 81-77-563-2181 Fax: 81-77-565-5588

Ayabe Office
Tel: 81-773-42-6611 Fax: 81-773-43-0661

Minakuchi Factory
Tel: 81-748-62-6851 Fax: 81-748-62-6854

Marketing

Osaki Office
Tel: 81-3-5435-2000 Fax: 81-3-5435-2030

Nagoya Office
Tel: 81-52-571-6461 Fax: 81-52-565-1910

Osaka Office
Tel: 81-6-6347-5800 Fax: 81-6-6347-5900

Fukuoka Office
Tel: 81-92-414-3200 Fax: 81-92-414-3201

Research & Development

Keihanna Technology Innovation Center
Tel: 81-774-74-2000 Fax: 81-774-74-2001

Komaki Automotive Electronics Office
Tel:81-568-78-6160 Fax: 81-568-78-6188

Okayama Office
Tel: 81-86-277-6111 Fax: 81-86-276-6013

As of March 31, 2006

Date of Establishment
May 10, 1933

Industrial Property Rights
Number of patents:
2,455 (Japan)
2,083 (Overseas)
Number of patents pending:
4,150 (Japan)
2,125 (Overseas)

Number of Employees (Consolidated)
27,408

Paid-in Capital
¥64,100 million

Common Stock
Authorized: 487,000,000 shares
Issued: 249,121,372 shares
Number of shareholders: 28,111

Stock Listings
Osaka Securities Exchange
Tokyo Stock Exchange
Nagoya Stock Exchange
Frankfurt Stock Exchange

Ticker Symbol Number
6645

Custodian of Register of Shareholders
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku,
Tokyo 100-8212, Japan

Depositary and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank, N. A.
4 New York Plaza, New York,
NY 10004, U. S. A.

ADR Holder Contact:
JPMorgan Service Center
P. O. Box 3408
South Hackensack, NJ 07606-3408
TEL : 1-800-990-1135
FAX : 1-201-680-4604
General E-mail : adr@jpmorgan.com

Homepage
http://www.omron.co.jp (Japanese)
http://www.omron.com (English)

Common Stock Price Range/ Trading Volume (Osaka Securities Exchange)


(Yen)
4,000
3,000
2,000
1,000
0
(Yen)
40,000
30,000
20,000
10,000
0
1Q 2Q 3Q 4Q
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
Price range of common stock [left axis]
Adjusted average for Nikkei 225 stocks [right axis]


(Shares)
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
1Q 2Q 3Q 4Q
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
Trading volume

Ownership and Distribution of shares


(%)
100
80
60
40
20
0
21.0%
21.5%
20.9%
30.9%
34.4%
39.7%
4.5%
0.5%
43.1%
4.3%
1.0%
38.9%
4.1%
0.9%
34.5%
'03
'04
'05 (FY)

Financial Institutions
Securities Firms
Other Corporations
Foreign Institutions and Individuals
Individuals and Others

Yearly High and Low Prices

	FY1996	FY1997	FY1998	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004	FY2005
High	¥2,380	¥2,810	¥2,220	¥3,360	¥3,180	¥2,515	¥2,080	¥2,740	¥2,880	¥3,520
Low	1,720	1,790	1,070	1,501	1,745	1,395	1,341	1,658	2,220	2,230

* Closing price of Osaka Securities Exchange

COMPASS DETERMINING THE DIRECTION OF OMRON'S MANAGEMENT — SINIC THEORY

According to Omron's SINIC theory, science, technology and society have a cyclical relationship, in which each area impacts and influences the others in two directions. In one direction, scientific breakthroughs yield new technologies that stimulate society to advance. In the other direction, the needs of society motivate technological developments and expectations for new scientific advancement. Both of these directions affect each other in a cyclical manner, encouraging society to evolve.

SINIC DIAGRAM

Seed-Innovation to Need-Impetus Cyclic Evolution


Seed
Technology
Innovation
Impetus
Need
Progress-oriented motivation
Science
Society
Agricultura Society
Collective Society
Handicraft Society
Traditional Technics
Handicraft Technics
Ancient Science
Primitive Society
Primitive Technics
Primary Science
Renaissance Science
Industrialized Technics
Industrial Society
Industrialization Society
Primitive Religion
Modern Science
Modern Technics
Mechanization Society
Control Science
Automatic Control Technics
Automation Society
Cybernation Society
Optimization Society
Natural Society
Autonomous Society
Meta-psychologic Technics
Meta-Psychonetics
Psycho-Biologic Technics
Electronic Control Technics
Biologic Control Technics
Cybernetics
Bionetics
Psychonetics
Seed
Innovation
Need
Impetus
Cyclic Evolution

The future envisioned by Omron's founder

In 1970, Omron founder Kazuma Tateisi developed a unique future prediction method called "SINIC (Seed-Innovation to Need-Impetus Cyclic Evolution) Theory" and presented it at the International Future Research Conference. Since then, this theory has served as a compass determining the direction of Omron's management.

The SINIC Theory predicted that the traditional agricultural society would be followed by an industrialized society, which in turn would be broken down into five phases (handicraft society, industrialization society, mechanization society, automation society and information society). According to the SINIC Theory, a new society, called the "Optimization Society," should follow the information society, the final phase of the industrialized society, around 2005.

While our industrialized society has brought about great material wealth, it has also left many issues unsolved. Such issues include energy and resource depletion, growing industrial waste, food shortages and human rights concerns. In the Optimization Society we envision, these issues will be redressed and psychological fulfillment and quality of life will grow in importance as fundamental desires of human beings. At the same time, the pursuit of efficiency and material affluence emphasized by the industrialized society will become relatively less important. This will in turn create a complete balance and harmonious relationship between individuals and society, between humans and the environment, and between people and machines.

Omron in the Optimization Society

Omron has successfully anticipated and met the potential needs of society based on its SINIC Theory, and has contributed to society through its business operations by drawing on its proprietary Sensing & Control technology, and combining this with its sophisticated device technology. The most representative developments that correctly addressed the issues of each era include automation control devices as well as public information and traffic control systems. The Optimization Society began around 2005, and Omron is striving to create the "best matching of machines to people" to ensure greater safety, security and environmental conservation.

For machines that involve complicated procedures and require expert knowledge to operate, for example, our goal is to create machines that can adapt to the needs of each operator. Such machines will be able to choose functions tailored to each operator's needs or detect various conditions, make expert judgments, and provide the operator with appropriate information necessary to deal with the current situation. Other examples include an automotive sensor that can detect the surrounding conditions, anticipate a potential crash, and alert the driver or automatically activate the brakes to assure driving safety.

Instead of people trying to adapt themselves to the needs of machines, as they do today, machines capable of adapting to the needs of people are soon to be realized. Through the implementation of its corporate philosophy, Omron strives to continue its role as a pioneer in contributing to society in the soon-to-be-realized Optimization Society.

OMRON

OMRON Corporation
Shiokoji Horikawa, Shimogyo-ku, Kyoto 600-8530, Japan
Phone: 81-75-344-7000 Fax: 81-75-344-7001
Homepage: http://www.omron.co.jp (Japanese)
http://www.omron.com (English)


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